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BY EDGAR AND FACSIMILE		SAN FRANCISCO
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Ms. Jean Yu		TOKYO
Staff Accountant		TORONTO
Division of Corporation Finance		WASHINGTON, D.C.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Fax: 202.772.9202

July 5, 2006

Gol Linhas Aéreas Inteligentes S.A.
Form 20-F for the year ended December 31, 2005
File No. 1-32221

Dear Ms. Yu:

Gol Linhas Aéreas Inteligentes S.A., (the “Company”) has received the comment letters from the Staff dated June 1, 2006 concerning the above-referenced filing on Form 20-F (the “20-F).

On behalf of the Company, we respond as follows to your comments:

Comment No. 1: Note 5. Deposits, page F-10

We note your response to our prior comment number two, including the lease agreement excerpts you provided. In your response, you state excess maintenance reserve funds that remain at the end of the lease term are refundable to you. However, this does not appear consistent with certain lease agreement excerpts you provided. For example, your January 8, 2001 lease with Boeing Capital Corporation states in article 21 that upon termination of the lease you may apply maintenance reserves towards your obligations at the end of the term, but

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does not state that any remaining excess reserves are refundable to you. Similarly, your December 19, 2002 lease with International Lease Finance Corporation states in section 13.7 that any balance remaining in the reserves on the termination date will be retained by the lessor. You also state that in many cases, lessors are obligated to reduce future reserve payments and in other cases, the amount of reserves can be modified positively or negatively over the term of the lease. However, both of the aforementioned leases call for or permit only upward adjustments to required reserve payments. The October __, 2005 side letter to the November 29, 2000 lease with General Electric Capital Corporation does not appear to be relevant, as it pertains to a modification of the lease to substitute letters of credit for up-front, fixed cash security deposits, rather than use-based maintenance reserves. With regard to the April 8, 2005 lease with RBS Aerospace Limited and the February 20, 2006 lease with BBAM Aircraft Holdings III LLC, it does not appear that we have all necessary excerpts to determine whether maintenance reserves, if required, are refundable. In the RBS lease, it appears clauses 6, 7, and 12 and all of schedule 6 are necessary for an evaluation. In the BBAM, it appears clauses 6, 10, and 20 are necessary for an evaluation. Based on the excerpts you provided, we believe you should rigorously reexamine all of your lease agreements to identify all other agreements requiring nonrefundable maintenance reserve payments. We believe you should amend your Form 20-F and restate your financial statements to account for all nonrefundable maintenance reserve payments as expenses in the period in which hours or cycles are flown.

Response to Comment 1:

The Company believes that its accounting treatment of its leases is correct, but acted upon the Staff’s recommendation to rigorously review its lease agreements. With the assistance and involvement of outside counsel and its auditors, the Company thoroughly reviewed every one of its lease agreements to identify whether any of its lease agreements required nonrefundable maintenance reserve payments. The Company, because of its familiarity with its leases and its day-to-day dealing with its lessors, believes that all excess maintenance deposits are refundable to it at the end of its leases. In the course of its review, the Company did, however, identify instances where the language of its agreements was ambiguous or inconsistent with the parties’ course of conduct. Therefore, in order to provide more objective evidence of refundability, the Company sought and obtained during the last several weeks clarificatory letters from seven of nine of its lessors that require maintenance reserve deposits under their leases. These letters, copies of which are attached hereto as Exhibits 1-7, make explicit what the lessors and the Company have understood and what had been their course of conduct with respect to the reimbursement of maintenance deposits. The letters state they are not amendments to the leases but serve to clarify and illustrate how the deposited amounts are intended to be used or refunded at the end of the leases.

Finally, we, as U.S. counsel to the Company, have provided legal opinions to the Company with regard to the refundability of excess maintenance funds at the end of the leases under the Company’s lease agreements. Our opinions are attached hereto as Annex A to each of Exhibits 1 through 7.

The Company has not, as of this writing, received clarificatory letters from lessors with leases covering 6 of its 50 aircraft. The Company may receive one or more of the letters in short order.

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In any case the leases for which clarificatory letters as objective evidence of refundability have not yet been received are not material to the Company’s aircraft lease portfolio.

We want to emphasize that it is the Company’s view that the issue of refundability of maintenance deposits does not influence the maintenance accounting. However, for purposes of this response, the Company has focused on the issue raised regarding refundability of the maintenance reserves at the end of its leases. The re-examination of the Company’s lease agreements showed that even if the refundability of maintenance reserves is considered a significant factor in determining the accounting treatment, its financial statements for the years 2001 through 2005 would not materially differ from the financial statements as shown in the 20-F.

As requested, we enclose with this letter further excerpts of the following lease agreements:

  Aircraft Lease Agreement between the Company and RBS Aerospace Limited, dated April 8, 2005 (see Exhibit 8); and
  Aircraft Lease Agreement between the Company and (*), dated February 20, 2006 (see Exhibit 9).

The Company asks us to convey its acknowledgement that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 55.11.3702.2202 or Mr. Richard F. Lark of the Company at 55.11.3169.6226.

Very truly yours,

Andrew B. Jánszky

cc: Richard F. Lark – Gol Linhas Aéreas Inteligentes S.A.
cc: Tobias Stirnberg – Shearman & Sterling LLP

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

3

EXHIBIT INDEX

Exhibit Number	Exhibit Title

Exhibit 1	Letter from GE Commercial Aviation Services Limited
to the Company, dated June 23, 2006
Annex A to Exhibit 1	Opinion of Shearman & Sterling LLP relating to the
Company’s leases with GE Commercial Aviation
Services Limited

Exhibit 2	Letter from Boeing Capital Corporation to the Company,
dated June 2, 2006
Annex A to Exhibit 2	Opinion of Shearman & Sterling LLP relating to the
Company’s leases with Boeing Capital Corporation

Exhibit 3	Letter from Automatic LLC to the Company, dated June
29, 2006
Annex A to Exhibit 3	Opinion of Shearman & Sterling LLP relating to the
Company’s leases with Automatic LLC

Exhibit 4	Letter from Aviation Capital Group Corp. to the
Company, dated June June 23, 2006
Annex A to Exhibit 4	Opinion of Shearman & Sterling LLP relating to the
Company’s leases with Aviation Capital Group Corp.

Exhibit 5	Letter from RBS Aviation Capital to the Company,
dated July 3, 2006
Annex A to Exhibit 5	Opinion of Shearman & Sterling LLP relating to the
Company’s leases with RBS Aviation Capital

Exhibit 6	Letter from GATX Financial Corporation to the
Company, dated July 5, 2006
Annex A to Exhibit 6	Opinion of Shearman & Sterling LLP relating to the
Company’s leases with GATX Financial Corporation

Exhibit 7	Two Letters from CIT Aerospace to the Company, dated
July 5, 2006 and June 30, 2006
Annex A to Exhibit 7	Opinion of Shearman & Sterling LLP relating to the
Company’s leases with CIT Aerospace

Exhibit 8	Requested Excerpts of Aircraft Lease Agreement
between the Company and RBS Aerospace Limited,
dated April 8, 2005

Exhibit 9	Requested Excerpts of Aircraft Lease Agreement
between the Company and (*)
LLC, dated February 20, 2006

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

4

EXHIBIT 1

Letter from GE Commercial Aviation Services Limited
to the Company, dated June 23, 2006

GE Commercial
Finance
Aviation Services

Aviation House
Shannon
County Clare
Ireland

T: +353 61 706500
F: +353 61 360888
www.gecas.com

GOL Transportes Aéreos Ltda.
Rua Tamoios 246
Jardim Aeroporto
São Paulo, SP 04630-000
Brazil

Attention:	Richard F. Lark
Chief Financial Officer

Date:	23 June 2006

Re:	leases listed in Schedule attached hereto (each a "Lease", and together, the "Leases")

Subject:	(*) under the Leases

Dear Richard,

Reference is made to the Leases, each of which provides for the obligation of GOL, as Lessee, to make certain payments in respect of future aircraft maintenance events.

For the avoidance of doubt and to avoid any ambiguity and not meant as a modification of the terms of any of the Leases, GE Commercial Aviation Services Limited in its capacity as manager on behalf of the Lessors and the Lessees to the Leases hereby confirm that the purpose of the Lessor retaining amounts remaining in the (*) following the expiration of the Lease is to reimburse the Lessor for costs to be incurred in connection with (i) preparing the Aircraft to be delivered to a subsequent lessee (i.e. scheduled qualifying maintenance events) and/or (ii) to reimburse the subsequent lessee for time, hours and cycles consumed by GOL in operating the Aircraft prior to the commencement of the subsequent lease (the amounts necessary to cover costs under (i) and (ii) are herein referred to as "Retained Amounts").

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

(*) is paid by the Lessee as security for future scheduled maintenance work to be undertaken in relation to the Aircraft, and not as additional rent.  Amounts paid by the Lessee as (*) are based on the assumed cost of such maintenance, and not as additional Rent. Any amounts, if any, in excess of the Retained Amounts in a (*) at termination of a Lease will be reimbursed to the Lessee.

(*)

Please acknowledge by signing below as indicated that GOL is in agreement with this confirmation regarding payment of maintenance contributions by the Lessor corresponding with Supplemental Rent paid by GOL.

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

/s/ Diarmuid Hyde
Diarmuid Hyde
Director
For and on behalf of GE Commercial Aviation Services Limited

Acknowledged and confirmed:

GOL TRANSPORTES AÉREOS LTDA.

/s/ Richard F. Lark
Richard F. Lark
Chief Financial Officer

ANNEX A TO EXHIBIT 1

Opinion of Shearman & Sterling LLP relating to the Company's leases with GE Commercial Aviation Services Limited

Shearman & Sterling LLP
AV. BRIG. FARIA LIMA, 3400 04538 132 SÃO PAULO BRASIL

July 5, 2006

Gol Linhas Aéreas Inteligentes S.A.
Jardim Aeroporto
Rua Tamoios 246
04630-000, São Paulo, SP
Brazil

Gol Linhas Aéreas Inteligentes S.A.
Comments of the United States Securities and Exchange Commission ("SEC") on
Form 20-F for the Year Ended December 31, 2005

Ladies and Gentlemen:

In connection with a comment letter you (together with your subsidiary Gol Transportes Aéreos Inteligentes S.A., the "Company" or the "Lessee") received from the SEC, dated June 1, 2006, you have asked our views with regard to the question whether your deposits in maintenance reserve accounts under the GECAS Leases (as defined below) are "refundable" to you at the end of the lease term.

In this connection, we have reviewed copies of the following documents:

a) Lease Agreement between the Company and GE Commercial Finance Aviation Services Limited (together with its affiliates, "GECAS", or the "Lessor"), dated November 29, 2000, as amended, relating to Aircraft Boeing 737-700, Identification No. 28004;

b) Lease Agreement between the Company and GECAS, dated November 29, 2000, as amended, relating to Aircraft Boeing 737-700, Identification No. 28005;

c) Lease Agreement between the Company and GECAS, dated November 29, 2000, as amended, relating to Aircraft Boeing 737-700, Identification No. 32440;

d) Lease Agreement between the Company and GECAS, dated November 29, 2000, as amended, relating to Aircraft Boeing 737-700, Identification No. 32574;

e) Lease Agreement between the Company and GECAS, dated December 4, 2001, as amended, relating to Aircraft Boeing 700, Identification No. 28613;

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f)  Lease Agreement between the Company and GECAS, dated December 4, 2001, as amended, relating to Aircraft Boeing 737-700, Identification No. 30051;

g) Lease Agreement between the Company and GECAS, dated August 31, 2001, as amended, relating to Aircraft Boeing 737-700, Identification No. 30135;

h) Lease Agreement between the Company and GECAS, dated August 31, 2001, as amended, relating to Aircraft Boeing 737-700, Identification No. 33417;

i)  Lease Agreement between the Company and GECAS, dated August 31, 2001, as amended, relating to Aircraft Boeing 737-700, Identification No. 33380;

j)  Lease Agreement between the Company and GECAS, dated January 23, 2003, as amended, relating to Aircraft Boeing 737-700, Identification No. 28584;

k) Lease Agreement between the Company and GECAS, dated January 23, 2003, as amended, relating to Aircraft Boeing 737-700, Identification No. 28580;

1) Lease Agreement between the Company and GECAS, dated December 9, 2004, as amended, relating to Aircraft Boeing 737-800, Identification No. 28648;

m) Lease Agreement between the Company and GECAS, dated December 9, 2004, as amended, relating to Aircraft Boeing 737-800, Identification No. 32576;

n) Lease Agreement between the Company and GECAS, dated December 9, 2004, as amended, relating to Aircraft Boeing 737-800, Identification No. 32348;

o) Lease Agreement between the Company and GECAS, dated December 9, 2004, as amended, relating to Aircraft Boeing 737-800, Identification No. 28653;

p) Lease Agreement between the Company and GECAS, dated September 30, 2005, as amended, relating to Aircraft Boeing 737-700, Identification No. 32743 (each Agreement in a) through p) and "GECAS Lease, and, together, the "GECAS Leases");

q) A Common Term Agreement between the Company and GECAS, dated November 29, 2000, governing all GECAS Leases (the "CTA"); and

r) A letter from GECAS to Gol Linhas Aéreas Inteligentes S.A., dated June 23, 2006, regarding the GECAS Leases, a copy of which is enclosed herewith as Exhibit A (the "GECAS Letter").

According to Article 8.10 of each GECAS Lease, the Lessee is responsible for the maintenance of the leased aircraft. Each GECAS Lease requires the Company to make monthly payments in maintenance reserve accounts with the Lessor for airframe heavy maintenance, engine heavy maintenance, engine Limited Live Parts (LLP) maintenance, APU (Auxiliary Power Unit) maintenance and landing gear maintenance (each such maintenance separately, a "Maintenance") APU maintenance reserves are not required in GECAS Leases listed as k), 1), m), n), o) and p) above. The amounts of these payments are determined separately for each Maintenance based

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on the number of flight hours and flight cycles flown. When an aircraft is due for Maintenance under the Company's maintenance program, the Company chooses a maintenance provider and pays the maintenance provider for the maintenance services provided. According to Article 7.2 of the CTA, the Company has to then submit the invoice for the maintenance services to the Lessor and the Company gets reimbursed for the maintenance costs from the funds in the maintenance reserve account.

The end of the various maintenance cycles for each Maintenance under a GECAS Lease does not necessarily coincide with the end of that GECAS Lease. Therefore, an aircraft will likely never be returned to GECAS with each Maintenance having just been performed. Thus, the aircraft is returned to the Lessor during Maintenance cycles and is leased to the next lessee in the condition it was returned to the Lessor. Once the relevant Maintenance cycle for that aircraft ends, the new lessee will cause the required Maintenance to be performed.

Under the GECAS Leases, the Company has the obligation to leave with the Lessor a deposit at the end of a GECAS Lease to cover Maintenance costs accrued until the return of the aircraft by the Company, which bears the risk related to those costs. The amount of such deposit is determined separately for each Maintenance based on the hours or flight cycles flown since the last Maintenance before the return of the aircraft until the return of the aircraft (this amount is herein referred to as the "Retained Amount"). The Lessor credits the Retained Amount to the next lessee to cover the Maintenance costs accrued while the aircraft was with the Company. In this sense, the Retained Amount "belongs to the aircraft." At the end of a Maintenance cycle, when Maintenance occurs, the new lessee only has to pay for the portion of the Maintenance costs that are related to hours and flight cycles flown by that new lessee. The remainder of the Maintenance costs will be covered by the Retained Amount deposited by the Company.

The issue we have been asked to address is whether, if at the end of a GECAS Lease the maintenance reserve deposit for an aircraft contains funds in excess of the Retained Amount ("Excess Maintenance Funds"), these Excess Maintenance Funds are refundable to the Company.

The GECAS Letter confirms that Excess Maintenance Funds are refundable to the Company under the GECAS Leases. It states that:

"...For the avoidance of doubt and to avoid any ambiguity and not meant as a modification of the terms of any of the Leases, the parties to the Leases hereby confirm that the purpose of the Lessor retaining amounts remaining in the (*) following the expiration of the Lease is to reimburse the Lessor for costs to be incurred in connection with (i) preparing the Aircraft to be delivered to a subsequent lessee (...) and/or (ii) to reimburse the subsequent lessee for time, hours and cycles consumed by GOL in operating the Aircraft prior to the commencement of the subsequent lease (...). (*) is paid by the Lessee as security for future scheduled maintenance work to be undertaken in relation to the Aircraft, and not as

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

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additional rent. ...amounts, if any, in excess of the Retained Amounts in a (*) at termination of a Lease will be reimbursed to the Lessee... . "

The GECAS Letter goes on to give specific examples under which the Company receives a  refund of Excess Maintenance Funds:

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

4

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Based on the foregoing, we are of the opinion that the correct interpretation of the GECAS Leases is that any Excess Maintenance Funds remaining on deposit with the Lessor are refundable to the Company at the end of the lease term.

This opinion is being furnished to you solely for your benefit in connection with the filing of the 20-F, and is not to be used, circulated, quoted, relied upon or otherwise referred to for any other purpose without our express prior written permission.

/s/ SHEARMAN & STERLING LLP

ABJ/TS

5

EXHIBIT 2

Letter from Boeing Capital Corporation to the Company, dated June 2, 2006

GOL Transportes Aéreos Ltda.	Ref 5-1005RWG-2197
Rua Tamoios, 246	June 2, 2006
Jardim Aeroporto
SP — Brasil — 046300-000

Attn:	Richard Lark
Vice President, Chief Financial Officer

Reference:	Leases, as amended (the "Leases"), dated as noted by the MSNs, related to four 737-700 Aircraft Bearing serial numbers (*)

Subject:	(*)

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

GOL, Ref, 5-1 005RWG-2197 Application of Maintenance Reserves; 6/2/2006	Page 2 of 2

(*)

Richard W. Gunderson

/s/ Richard W. Gunderson Senior Director
Boeing Capital Corporation

Acknowledged and confirmed;
GOL Transportes Aéreos LTDA,

/s/ Richard Lark
Richard Lark
Vice President, Chief Financial Officer

ANNEX A TO EXHIBIT 2

Opinion of Shearman & Sterling LLP relating to the Company's leases with Boeing Capital Corporation

Shearman & Sterling LLP
AV. BRIG. FARIA LIMA, 3400 04538 132 SÃO PAULO BRASIL

July 5, 2006

Gol Linhas Aéreas Inteligentes S.A.
Jardim Aeroporto
Rua Tamoios 246
04630-000, São Paulo, SP
Brazil

Gol Linhas Aéreas Inteligentes S.A.
Comments of the United States Securities and Exchange Commission ("SEC") on
Form 20-F for the Year Ended December 31, 2005

Ladies and Gentlemen:

In connection with a comment letter you (the "Company" or the "Lessee") received from the SEC, dated June 1, 2006, you have asked our views with regard to the question whether your deposits in maintenance reserve accounts under the BCC Leases (as defined below) are "refundable" to you at the end of the lease term.

In this connection, we have reviewed copies of the following documents:

a) Aircraft Head Lease Agreement between the Company and Boeing Capital Corporation ("BCC", or the "Lessor"), dated January 8, 2001, as amended, relating to Aircraft Boeing 737-700, Identification No. 28099;

b) Aircraft Head Lease Agreement between the Company and BCC, dated January 8, 2001, as amended, relating to Aircraft Boeing 737-700, Identification No. 28101;

c) Aircraft Head Lease Agreement between the Company and BCC, dated December 29, 2000, as amended, relating to Aircraft Boeing 737-700, Identification No. 28105;

d) Aircraft Head Lease Agreement between the Company and BCC, dated December 29, 2000, as amended, relating to Aircraft Boeing 737-700, Identification No. 28106 (each of a), b), c), and d), a "BCC Lease" and together, the "BCC Leases"); and

e) A letter from BCC to Gol Linhas Aéreas Inteligentes S.A., dated June 2, 2006, regarding the BCC Leases, a copy of which is enclosed herewith as Exhibit A (the "BCC Letter").

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Each BCC Lease in Article 21.01 requires the Company to make monthly payments in maintenance reserve accounts with the Lessor for airframe heavy maintenance, engine heavy maintenance, APU (Auxiliary Power Unit) maintenance and landing gear maintenance (each such maintenance separately, a "Maintenance"). The amounts of these payments are determined separately for each Maintenance based on the number of flight hours and flight cycles flown. Once an aircraft is due for Maintenance under the Company's Maintenance Program (as defined in Article 6.05 of each BCC Lease), the Company chooses a maintenance provider and pays the maintenance provider for the maintenance services provided. According to Article 21.01 of each BCC Lease, the Company has to then submit the invoice for the maintenance services to the Lessor and the Company gets reimbursed for the maintenance costs from the funds in the maintenance reserve account.

The end of the various maintenance cycles for each Maintenance under a BCC Lease does not necessarily coincide with the end of that BCC Lease. Therefore, an aircraft will likely never be returned to BCC with each Maintenance having just been performed. Thus, the aircraft is returned to the Lessor during Maintenance cycles and is leased to the next lessee in the condition it was returned to the Lessor. Once the relevant Maintenance cycle for that aircraft ends, the new lessee will cause the required Maintenance to be performed.

Under the BCC Leases, the Company has the obligation to leave with the Lessor a deposit at the end of a BCC Lease to cover Maintenance costs accrued until the return of the aircraft by the Company, which bears the risk related to those costs. The amount of such deposit is determined separately for each Maintenance based on the hours or flight cycles flown since the last Maintenance before the return of the aircraft until the return of the aircraft (this amount is herein referred to as the "Retained Amount"). The Lessor credits the Retained Amount to the next lessee to cover the Maintenance costs accrued while the aircraft was with the Company. In this sense, the Retained Amount "belongs to the aircraft." At the end of a Maintenance cycle, when Maintenance occurs, the new lessee only has to pay for the portion of the Maintenance costs that are related to hours and flight cycles flown by that new lessee. The remainder of the Maintenance costs will be covered by the Retained Amount deposited by the Company.

The issue we have been asked to address is whether, if at the end of a BCC Lease the maintenance reserve deposit for an aircraft contains funds in excess of the Retained Amount ("Excess Maintenance Funds"), these Excess Maintenance Funds are refundable to the Company.

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

2

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(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

3

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(*)

This opinion is being furnished to you solely for your benefit in connection with the filing of the 20-F, and is not to be used, circulated, quoted, relied upon or otherwise referred to for any other purpose without our express prior written permission.

/s/ Shearman & Sterling LLP

ABJ/TS

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

4

EXHIBIT 3

Letter from Automatic LLC to the Company, dated June 29, 2006

June 29, 2006

GOL Transportes Aéreos Ltda.
Rua Tamoios 246
Jardim Aeroporto
São Paulo, SP 04630-000
Brazil
Attn:	Richard F. Lark
Chief Financial Officer

Reference:
Aircraft Lease Agreements (MSN 24248, 24249, 24666, 24455, 24532, 24670, 24379, 23952, 24247, 24668) between Automatic LLC, as servicer to the Lessor, and GOL Transportes Aéreos Ltda., as Lessee, (each a "lease" and collectively the "Leases")

Subject: Application of Maintenance Reserve Payments under the Leases

Dear Richard:

Reference is made to the Leases, each of which provides for the obligation of GOL, as lessee, to make payments to certain maintenance reserve accounts.

For the avoidance of doubt and any ambiguity and not meant as a modification or clarification of the terms of any of the Leases, the parties to the Leases hereby confirm that the purpose of the Lessor retaining amounts in the Maintenance Reserve Accounts following the expiration of the Lease is to reimburse the Lessor for costs to be incurred in connection with certain future maintenance events. Maintenance Reserve Amounts are paid by the Lessee as reimbursement for maintenance related to the usage of the Lessee of the Aircraft until the return of the Aircraft, and not as additional rent to the Lessor. The Maintenance Reserve Amounts paid by the Lessee are based on the assumed cost of such maintenance. The assumed cost of maintenance for a particular event may include maintenance tasks accomplished less frequently than each event cycle (for example, the landing gear is overhauled more frequently than certain life limited parts of the gear are replaced. Certain modules in the Engines require overhaul more frequently than other modules). Thus, the Lessor cannot always reimburse Lessee 100% of the amount in any Maintenance Reserve simply because one task has been performed.

However, there are certain circumstances where full reimbursement may be appropriate. For example, if the Lessee were to provide Lessor with a new replacement engine or a new life limited part (LLP) or a new landing gear assembly, then Lessor would be prepared to reimburse Lessee for the Maintenance Reserve Amounts paid by Lessee to Lessor in respect of the Engine, that specific Engine LLP or the Landing Gear, in the case of the three foregoing examples, at least to the extent that the applicable Maintenance Reserve Amount has not already been paid to Lessee.

For purposes of example only and not as a modification of the terms provided in the Leases, please find below the following additional clarifying examples:

Example 1 – Landing Gear (we shall assume that the Landing Gear costs $300,000 to overhaul and that the time between such overhauls is 10 Years)

2665 South Bayshore Drive, Suite 1006, Coconut Grove, Florida 33131 – Tel: 305-858-7707 – Fax: 305-858-7757

1.	Lessee has used the Gear for 5 Years: Lessee has paid $150,000 to Lessor in Maintenance Reserves in respect of the Gear. The Aircraft is returned and Lessor retains $150,000.

2.
Lessee has used the Gear for 12 Years:  The original set of Landing Gear was overhauled in year 10 at a cost of $290,000. The amount in the Maintenance Reserve at the time of that overhaul, up to the cost of the overhaul, was reimbursed to Lessee. Two additional years have accumulated on the Gear:  Lessor retains $70,000.

3.
Lessee has replaced the Gear with a new Gear immediately prior to return of the Aircraft in year eight. Lessee has paid Lessor $240,000 in Maintenance Reserves in respect of the Gear; Lessor pays Lessee $240,000 in respect of Gear replacement.

Example 2 — Aircraft is returned at end of Lease fresh out of 10-year structural check. Assuming Lessee has paid $1,400,000 in Maintenance Reserves with respect to the 10-year Airframe structural check:

1.	If Lessee performs the check at a cost of $1,400,000. Lessor reimburses Lessee $1,400,000.

2.	If Lessee performs the check at a cost of $1,200,000: Lessor reimburses Lessee $1,200,000 and retains $200,000 for cost of future maintenance related to Lessee's use of the aircraft.

3.	If Lessee performs the check at a cost of $1,600,000, Lessor reimburses Lessee $1,400,000 and Lessee pays the additional $200,000 to the maintenance provider.

Any amounts paid into the Maintenance Reserve accounts that are in excess of those amounts required to be paid under the Leases for maintenance, whether used during the respective Lease term or otherwise, will be refunded to the Lessee upon the expiration of the Leases, absent any default under the respective Lease.

Please acknowledge by signing below where indicated that GOL is in agreement with this confirmation of the refundability of any excess funds in maintenance reserve accounts after termination of a Lease.

As noted above this letter is not to be construed as a modification or amendment of any of the provisions of the Leases.

AUTOMATIC LLC, AS SERVICER TO LESSOR

By:

/s/ Wayne D. Lippman
Name: Wayne D. Lippman
Title: Manager

Acknowledged and confirmed:
GOL TRANSPORTES AÉREOS LTDA.

/s/ Richard F. Lark
Richard F. Lark
Chief Financial Officer

ANNEX A TO EXHIBIT 3

Opinion of Shearman & Sterling LLP relating to the Company's leases with Automatic LLC

Shearman & Sterling LLP
AV. BRIG. FARIA LIMA, 3400 04538 132 SÃO PAULO BRASIL

July 5, 2006

Gol Linhas Aéreas Inteligentes S.A.
Jardim Aeroporto
Rua Tamoios 246
04630-000, São Paulo, SP
Brazil

Gol Linhas Aéreas Inteligentes S.A.
Comments of the United States Securities and Exchange Commission ("SEC") on
Form 20-F for the Year Ended December 31, 2005

Ladies and Gentlemen:

In connection with a comment letter you (the "Company" or the "Lessee") received from the SEC, dated June 1, 2006, you have asked our views with regard to the question whether your deposits in maintenance reserve accounts under the lease agreements entered into with the affiliate companies of Automatic LLC ("Automatic") listed below are "refundable" to you at the end of the lease term.

In this connection, we have reviewed copies of the following documents:

a) Aircraft Lease Agreement between the Company and Aircraft 24249, LLC, dated September 9, 2004, as amended, relating to Aircraft Boeing 737-322, Identification No. 24249;

b) Aircraft Lease Agreement between the Company and Aircraft 24248, LLC, dated September 9, 2004, as amended, relating to Aircraft Boeing 737-322, Identification No. 24248;

c) Aircraft Lease Agreement between the Company and Aircraft 24666, LLC, dated June 23, 2005, elating to Aircraft Boeing 737-322, Identification No. 24666;

d) Aircraft Lease Agreement between the Company and Aircraft 24670, LLC, dated June 23, 2005, relating to Aircraft Boeing 737-322, Identification No. 24670;

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e) Aircraft Lease Agreement between the Company and Aircraft 24668, LLC, dated June 23, 2005, relating to Aircraft Boeing 737-322, Identification No. 24668;

f) Aircraft Lease Agreement between the Company and Aircraft 24455, LLC, dated June 23, 2005, relating to Aircraft Boeing 737-322, Identification No. 24455;

g) Aircraft Lease Agreement between the Company and Aircraft 24532, LLC, dated June 23, 2005, relating to Aircraft Boeing 737-322, Identification No. 24532;

h) Aircraft Lease Agreement between the Company and Aircraft 23952, LLC, dated December 15, 2005, relating to Aircraft Boeing 737-322, Identification No. 23952;

i) Aircraft Lease Agreement between the Company and Aircraft 24247, LLC, dated December 15, 2005, relating to Aircraft Boeing 737-322, Identification No. 24247;

j) Aircraft Lease Agreement between the Company and Aircraft 24379, LLC, dated December 15, 2005, relating to Aircraft Boeing 737-322, Identification No. 24379 (each of a), b), c), d), e), f), g), h), i), and j) an "Automatic Lease" and together, the "Automatic Leases", and each affiliate of Automatic will be referred to as "Automatic", or the "Lessor"); and

k) a letter from Automatic to the Company dated June 29, 2006 regarding the Automatic Leases, a copy of which is enclosed herewith as Exhibit A (the "Automatic Letter").

Pursuant to Article 7.3(a) of each Automatic Lease, the Company has to pay maintenance reserve amounts (the "Supplemental Rent") for airframe heavy maintenance, engine heavy maintenance, APU (Auxiliary Power Unit) maintenance and landing gear maintenance (each such maintenance separately, a "Maintenance"). The Supplemental Rent is determined based on the number of flight hours and flight cycles flown. According to Article 10.12(c)(i), the Company must maintain the aircraft in accordance with the Agreed Maintenance Program (as defined in Article 1.1 of each Automatic Lease). When an aircraft is due for Maintenance under the Agreed Maintenance Program, the Company chooses a maintenance provider and pays the maintenance provider for the maintenance services provided. Pursuant to Article 10.20 of each Automatic Lease, the Company must then submit the invoice for the maintenance services to the Lessor and the Lessor will pay for the maintenance costs from the funds in the maintenance reserve accounts (the "Supplemental Rent Accounts").

The end of the various maintenance cycles for each Maintenance under an Automatic Lease does not necessarily coincide with the end of that Automatic Lease. Therefore, an aircraft will likely never be returned to Automatic with each Maintenance having just been performed. Thus, the aircraft is returned to the Lessor during Maintenance cycles and is leased to the next lessee in the condition it was returned to the Lessor. Once the relevant Maintenance cycle for that aircraft ends, the new lessee will cause the required Maintenance to be performed.

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Under the Automatic Leases, the Company has the obligation to leave with the Lessor a deposit at the end of an Automatic Lease to cover Maintenance costs accrued until the return of the aircraft by the Company, which bears the risk related to those costs. The amount of such deposit is determined separately for each Maintenance based on the hours or flight cycles flown since the last Maintenance before the return of the aircraft until the return of the aircraft (this amount is herein referred to as the "Retained Amount"). The Lessor credits the Retained Amount to the next lessee to cover the Maintenance costs accrued while the aircraft was with the Company. In this sense, the Retained Amount "belongs to the aircraft" At the end of a Maintenance cycle, when Maintenance occurs, the new lessee only has to pay for the portion of the Maintenance costs that are related to hours and flight cycles flown by that new lessee. The remainder of the Maintenance costs will be covered by the Retained Amount deposited by the Company at the Supplemental Rent Account.

The issue we have been asked to address is whether, if at the end of an Automatic Lease the maintenance reserve deposit for an aircraft contains funds in excess of the Retained Amount (the "Excess Maintenance Funds"), these Excess Maintenance Funds are refundable to the Company.

The Automatic Letter confirms that the Excess Maintenance Funds are refundable to the Company under the Automatic Leases. It states that:

"Any amounts paid into the Maintenance Reserve accounts that are in excess of those amounts required to be paid under the Leases for maintenance, whether used during the respective Lease term or otherwise, will be refunded to the Lessee upon the expiration of the Leases, absent any default under the respective Lease."

In addition, the Automatic Letter sets forth:

". . there are certain circumstances where full reimbursement may be appropriate. For example if the Lessee were to provide Lessor with a new replacement engine or a new life limited part (LLP) or a new landing gear assembly, then Lessor would be prepared to reimburse Lessee for the Maintenance Reserve Amounts paid by Lessee to Lessor in respect of the Engine, the LLP or the Landing Gear . . .".

The Automatic Letter also explains the reasons why the Retained Amounts may not be fully reimbursed to the Company. According to the Automatic Letter, any remaining Retained Amount kept by the Lessor at the end of an Automatic Lease has the purpose of covering maintenance costs related to the period during which the Company used the aircraft. It states that:

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"For the avoidance of doubt and any ambiguity and not meant as a modification of the terms of any of the Leases, the parties to the Leases hereby confirm that the purpose of the Lessor retaining amounts in the Maintenance Reserve Accounts following the expiration of the Lease is to reimburse the Lessor for costs to be incurred in connection with certain future maintenance events. Maintenance Reserve Amounts are paid by the Lessee as reimbursement for usage of the Aircraft, and not as additional rent to the Lessor. The Maintenance Reserve Amounts paid by the Lessee are based on the assumed cost of such maintenance. The assumed cost of maintenance for a particular event may include maintenance tasks accomplished less frequently than each event cycle (for example, the landing gear is overhauled more frequently than certain life limited parts of the gear are replaced). Certain modules in the Engines require overhaul more frequently than other modules. Thus, the Lessor cannot reimburse Lessee 100% of the amount in any Maintenance Reserve simply because one task has been performed."

The Automatic Letter then goes on to give examples that illustrate how amounts on deposit are used:

"Example 1 — Landing Gear (we shall assume that the Landing Gear costs $300,000 to overhaul and that the time between such overhauls is 10 Years).

1. Lessee has used the Gear for 5 Years: Lessee has paid $150,000 to Lessor in Maintenance Reserves in respect of the Gear. The Aircraft is returned and Lessor retains $150,000.

2. Lessee has used the Gear for 12 Years: The original set of Landing Gear was overhauled in year 10 at a cost of $290,000. The amount in the Maintenance Reserve at the time of that overhaul, up to the cost of the overhaul, was reimbursed to Lessee. Two additional years have accumulated on the Gear: Lessor retains $70,000.

3. Lessee has replaced the Gear with a new Gear immediately prior to return of the Aircraft in year eight. Lessee has paid Lessor $240,000 in Maintenance Reserves in respect of the Gear; Lessor pays Lessee $240,000 in respect of Gear replacement."

Under examples 1.1, and 1.2 above, the Retained Amounts at the termination of the Automatic Lease will be used by the Lessor for future maintenance related to the period the Company used the aircraft.

Under example 1.3, there are Excess Maintenance Funds in the value of $240,000, since (i) the Lessee has previously deposited the Lessor $240,000 as Maintenance Reserves, (ii) the Lessee replaced the old gear for a new gear immediately prior to the end of the Automatic Lease, that is, there will be no maintenance costs related to the use of the gear by the Lessee, because the Lessee has not used the new gear. Thus, the result of the Retained Amount ($240,000) minus maintenance costs ($0) is the Excess Maintenance Funds, in this case $240,000.

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Based on the foregoing, we are of the opinion that the correct interpretation of the Automatic Leases is that any Excess Maintenance Funds remaining on deposit with the Lessor are refundable to the Company at the end of the lease term.

This opinion is being furnished to you solely for your benefit in connection with the filing of the 20-F, and is not to be used, circulated, quoted, relied upon or otherwise referred to for any other purpose without our express prior written permission.

/s/ Shearman & Sterling LLP

ABJ/TS

5

EXHIBIT 4

Letter from Aviation Capital Group Corp. to the Company

GOL Transportes Aéreos Ltda.
Rua Tamoios 246
Jardim Aeroporto
São Paulo, SP 04630-000
Brazil

Attn:	Richard F. Lark
Chief Financial Officer

Reference:

Lease Agreement (MSN 30273), dated as of March 30, 2001, between Wells Fargo Bank Northwest, National Association (in its former name of First Security Bank, National Association), not in its individual capacity but solely as Owner Trustee and GOL Transportes Aéreos S.A.; and Lease Agreement (MSN 30275), dated as of March 30, 2001, between Wells Fargo Bank Northwest, National Association (in its former name of First Security Bank, National Association), no in its individual capacity but solely as Owner Trustee and GOL Transportes Aéreos S.A. (each a "Lease", and together, the "Leases")

Subject:	Application of Deposits in Maintenance Reserve Accounts under the Leases

Dear Richard:

Reference is made to the Leases, each of which provides for the obligation of GOL, as lessee, to make certain deposits in maintenance reserve accounts. Aviation Capital Group Corp. is the agent and servicer for the lessor under the Leases.

For the avoidance of doubt and any ambiguity and not meant as a modification of the terms of any of the Leases, the parties to the Leases hereby confirm that the purpose of the Lessor retaining amounts remaining in the Supplemental Rent Account following the expiration of the Lease is to reimburse the Lessor for costs to be incurred in connection with preparing the Aircraft to be delivered to a subsequent lessee, Supplemental Rent is paid by the Lessee as reimbursement expenditures, and not as additional rent. Amounts paid by the Lessee as Supplemental Rent are based on the assumed cost of such maintenance, and not as additional Rent.

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Therefore, if the Lessee were to provide Lessor, e.g., with a new replacement engine or a new material part (such as replacement landing gear), then Lessor would be prepared to reimburse Lessee for any Supplemental Rent paid by Lessee to Lessor in respect of the Engine or material Part being replaced and which has not already been repaid to Lessee.

For purposes of example only, and not as a modification of the terms provided by the Leases, please find below the following additional clarifying examples:

Example 1 – APU (all examples assume $200,000 APU Overhaul cost on lease termination and that Lessee has paid Lessor $170,000 APU related Supplemental Rent)

1.	50% life remaining on APU: Lessor retains 50% of $200,000 or $100,000; Lessor reimburses Lessee $70,000.
2.	100% life remaining on APU: Lessor retains 0; Lessor reimburses Lessee $170,000.
3.	75% life remaining on APU: Lessor retains $50,000; Lessor reimburses Lessee $120,000.

Example 2 - Airframe returned at end of lease fresh out of 10 year structural check. Lessee is to return the Aircraft fresh from 10 year structural check on the Airframe. Airframe related Supplemental Rent received by Lessor pursuant to the Lease and not utilized by Lessee for the performance of such ten (10) year structural check shall be returned to Lessee upon termination of the Lease in accordance with the terms of the Lease.

Please acknowledge by signing below as indicated that GOL is in agreement with this confirmation of the refundability of any excess funds in maintenance reserve accounts after termination of a Lease.

AVIATION CAPITAL GROUP CORP.

/s/ Jay C. Hamilton
Assistant Vice President, Contracts
Jay C. Hamilton

Acknowledged and confirmed:

GOL TRANSPORTES AÉREOS LTDA.

/s/ Richard F. Lark
Richard F. Lark
Chief Financial Officer

2

ANNEX A TO EXHIBIT 4

Opinion of Shearman & Sterling LLP relating to the Company's leases with Aviation Capital Group Corp.

Shearman & Sterling LLP
AV. BRIG. FARIA LIMA, 3400 04538 132 SÃO PAULO BRASIL

July 5, 2006

Gol Linhas Aéreas Inteligentes S.A.
Jardim Aeroporto
Rua Tamoios 246
04630-000, São Paulo, SP
Brazil

Gol Linhas Aéreas Inteligentes S.A.
Comments of the United States Securities and Exchange Commission ("SEC") on
Form 20-F for the Year Ended December 31, 2005

Ladies and Gentlemen:

In connection with a comment letter you (the "Company" or the "Lessee") received from the SEC, dated June 1, 2006, you have asked our views with regard to the question whether your deposits in maintenance reserve accounts under the leases described below are "refundable" to you at the end of the lease term.

In this connection, we have reviewed copies of the following documents:

a) Lease Agreement (MSN 30273) between the Company and Wells Fargo Bank Northwest, National Association (formerly know as First Security Bank, National Association, herein "Wells Fargo", or the "Lessor"), dated March 30, 2001, as amended, relating to Aircraft Boeing 737-700, Identification No. 30273;

b) Lease Agreement (MSN 30275) between the Company and Wells Fargo, dated March 30, 2001, as amended, relating to Aircraft Boeing 737-700, Identification No. 30275 (each a), and b), a "Lease" and together, the "Leases"); and

c) a letter from Aviation Capital Group Corp., the agent and servicer for Lessor to Gol Linhas Aéreas Inteligentes S.A., undated, regarding the Leases, a copy of which is enclosed herewith as Exhibit A (the "ACG Letter").

Each Lease in Article 3.3 requires the Company to pay supplemental rent. This supplemental rent is a maintenance reserve amount to be used for airframe heavy maintenance, engine heavy maintenance, APU (Auxiliary Power Unit) maintenance and landing gear maintenance (each

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the laws of the State of Delaware, which laws limit the personal liability of partners.

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such maintenance separately, a "Maintenance"). The amounts of these payments are determined separately based on the number of flight hours and flight cycles flown. According to Article 8.1, when an aircraft is due for Maintenance under the Agreed Maintenance Program (as defined in Schedule 1 of each Lease), the Company delivers the airframe, engine or any other aircraft part to the manufacturer or to any agreed maintenance performer for maintenance. According to Article 2.2 of Schedule 2 of each Lease, the Company has to then submit the invoice for the maintenance services to the Lessor and gets reimbursed for the maintenance costs from the funds in the maintenance reserve account.

The end of the various maintenance cycles for each Maintenance under a Lease does not necessarily coincide with the end of that Lease. Therefore, an aircraft will likely never be returned to Lessor with each Maintenance having just been performed. Thus, the aircraft is returned to the Lessor during Maintenance cycles and is leased to the next lessee in the condition it was returned to the Lessor. Once the relevant Maintenance cycle for that aircraft ends, the new lessee will cause the required Maintenance to be performed.

Under the Leases, the Company has the obligation to leave with the Lessor the deposit remaining at the supplemental rent accounts at the end of the Leases term to cover Maintenance costs accrued until the return of the aircraft by the Company, which bears the risk related to those costs. The amount of such deposit is determined separately for each Maintenance based on the hours or flight cycles flown since the last Maintenance before the return of the aircraft until the return of the aircraft (this amount is herein referred to as the "Retained Amount"). The Lessor credits the Retained Amount to the next lessee to cover the Maintenance costs accrued while the aircraft was with the Company. In this sense, the Retained Amount "belongs to the aircraft." At the end of a Maintenance cycle, when Maintenance occurs, the new lessee only has to pay for the portion of the Maintenance costs that are related to hours and flight cycles flown by that new lessee. The remainder of the Maintenance costs will be covered by the Retained Amount deposited by the Company.

The issue we have been asked to address is whether, if at the end of a Lease the maintenance reserve deposit for an aircraft contains funds in excess of the Retained Amount ("Excess Maintenance Funds"), these Excess Maintenance Funds are refundable to the Company.

The ACG Letter first sets forth that amounts in supplemental rent accounts are destined for maintenance payments and are not additional rent. It states that:

"...For the avoidance of doubt and any ambiguity and not meant as a modification of the terms of any of the Leases, the parties to the leases hereby confirm that the purpose of the Lessor retaining amounts in the Supplemental Rent Account following the expiration of the Lease is to reimburse the Lessor for costs to be incurred in connection with preparing the Aircraft to be delivered to a subsequent lessee. Supplemental Rent is paid by the Lessee as reimbursement expenditures, and not as an additional rent."

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Shearman & Sterling LLP

Lessor may retain the deposit remaining at the maintenance reserve account to cover maintenance costs related to the period during which the Company used the aircraft. Thus, it is clear that the purpose of the Retained Amount is to cover maintenance expenses, and not to benefit the Lessor at the end of the term of the Lease. The ACG Letter then goes on to give examples that illustrate how amounts on deposit are used:

"Example 1 – APU (all examples assume $200,000 APU Overhaul cost on lease termination and that Lessee has paid Lessor $170,000 APU related Supplemental Rent)

1.	50% life remaining on APU: Lessor retains 50% of $200,000 or $100,000; Lessor reimburses Lessee $70,000.

2.	100% life remaining on APU: Lessor retains 0; Lessor reimburses Lessee $170,000.

3.	75% life remaining on APU: Lessor retains $50,000; Lessor reimburses Lessee $120,000.

Example 2 – Airframe returned at the end of lease fresh out of 10 year structural check.

Lessee is to return Aircraft fresh from 10 year structural check on the Airframe. Airframe related Supplemental Rent received by Lessor pursuant to the Lease and not utilized by Lessee for the performance of such ten (10) year structural check shall be returned to Lessee upon termination of the Lease in accordance with the terms of the Lease."

These examples state that (i) Lessor will only retain the amounts paid as supplemental rent equivalent to the actual maintenance costs, which costs vary according to the level of usage of the aircraft by the Company, and (ii) if there is no maintenance cost after the end of the Lease, the balance remaining at the supplemental rent account will be fully reimbursed to the Company.

Based on the foregoing, we are of the opinion that the correct interpretation of the Leases is that any Excess Maintenance Funds remaining on deposit with the Lessor are refundable to the Company at the end of the Lease term.

This opinion is being furnished to you solely for your benefit in connection with the filing of the 20-F, and is not to be used, circulated, quoted, relied upon or otherwise referred to for any other purpose without our express prior written permission.

/s/ Shearman & Sterling LLP

ABJ/TS

3

EXHIBIT 5

Letter from RBS Aviation Capital to the Company, dated July 3, 2006

Global Banking & Markets
RBS Aviation Capital
1 George's Quay Plaza
George's Quay
Dublin 2
Ireland

Telephone: +353 1 448 3300
Facsimile: +353 1 448 3390
3rd July 2006
www.rbs.aero

GOL Transportes Aéreos Ltda.
Rua Tamoios 246
Jardim Aeroporto
São Paulo, SP 04630-000
Brazil

Attn: Richard F. Lark
Chief Financial Officer

Reference: Lease of one Boeing 737-700 serial number 29904 (the "Lease")

Subject:  Application of Deposits in Supplemental Rent Sub Accounts under the Lease.

Dear Richard:

Reference is made to the Leases, each of which provides for the obligation of GOL, as lessee, to make certain deposits in supplemental rent sub accounts.

For the avoidance of doubt or ambiguity and without modification of the terms of the Lease, the parties to the Lease hereby confirm that with regard to one Boeing 737-700 serial number 29904 on lease with GOL Transportes Aéreos S.A. the following is a description of the applicable terms. Both parties agree that this letter is by necessity a condensed synopsis.

The subject Aircraft Lease contains clauses which provide for the collection of "supplemental rent". Such supplemental rent is preserved in sub accounts, each sub account accruing for the purpose of paying for a different maintenance event (such as engine overhaul, Engine Life limited Parts replacement, Landing Gear overhaul, APU overhaul and Airframe overhaul). Under the lease such funds, to the extent they relate to maintenance obligations for the use of the aircraft by the Lessee until the return of the Aircraft, remain with the Lessor for application to future maintenance events occurring after the termination of the Lease.

Lessor has an obligation (subject to certain conditions and exclusions) to pay out funds from the applicable sub account to the Lessee upon presentation by the Lessee of the corresponding invoice for maintenance undertaken.

There are a number of clauses and schedules under the Lease which could result in the Lessor refunding/reimbursing most or all of the funds to the Lessee.

1

Example 1:
Paragraph 12.1 of the lease imposes certain maintenance obligations on the Lessee during the course of the Lease term and those obligations will in time require the lessee to accomplish most if not all of the maintenance events for which the funds are being preserved. Under such a scenario (and subject to certain conditions) the Lessor is required to reimburse all of the funds due for the respective maintenance events.

Example 2:
Schedule 12 of the lease imposes certain redelivery conditions on the Lessee and complying with those conditions is likely to require accomplishment of some of the maintenance events for which the funds are being preserved. Under such a scenario (and subject to certain conditions) the Lessor is required to reimburse all of the funds due for the respective maintenance events.

Example 3:
Schedule 6 of the Lease envisages a redelivery adjustment correction to the engine Life Limited Parts (LLP) sub accounts at the time of Redelivery whereby a calculation is made regarding the actual dollar value of the utility used by the Lessee versus the amount collected.

The overhaul status of each engine is a factor in this calculation since it may have resulted in replacement of LLPs and a payment is then made either way as applicable, Schedule 6 also acknowledges that amounts have been retained by the Lessor for such LLPs and in the context of such a correction provides for a complete refund by Lessor to Lessee of the full amount retained by the Lessor in the respective sub accounts.

The reason these various examples are characterised as probable rather than certain is that the actual utilization of the aircraft and the possibility of certain events of default can determine if , when and how the funds become eligible for payment.

It is also possible that since not all maintenance events are necessarily performed concurrently with the occasion of the expiration or termination of the lease some funds may have accrued for which the maintenance event has not yet been performed. In that scenario Lessor would be entitled to retain at least some of the funds.

2

Global Banking & Markets
RBS Aviation Capital
1 George's Quay Plaza
George's Quay
Dublin 2
Ireland

Telephone: +353 1 448 3300
Facsimile: +353 1 448 3390

www.rbs.aero

Nevertheless, depending on utilization and other factors, a full refund/reimbursement of all funds is possible under the lease.

Trusting the above to be of assistance.

RBS AVIATION CAPITAL

/s/ Andy Carlisle
Andy Carlisle

Head of Technical Asset Management

Acknowledged and confirmed:

GOL TRANSPORTES AÉREOS LTDA.

/s/ Richard F. Lark
Richard F. Lark
Chief Financial Officer

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ANNEX A TO EXHIBIT 5

Opinion of Shearman & Sterling LLP relating to the Company's leases with RBS Aviation Capital

Shearman & Sterling LLP
AV. BRIG. FARIA LIMA, 3400 04538 132 SÃO PAULO BRASIL

July 5, 2006

(*)

Sherman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

Shearman & Sterling LLP

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

2

Shearman & Sterling LLP

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

3

Shearman & Sterling LLP

(*)

/s/ Shearman & Sterling LLP

ABJ/TS

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

4

EXHIBIT 6

Letter from GATX Financial Corporation to the Company, dated July 5, 2006

Manager — GATX Air
A Division of GATX Financial Corporation
Four Embarcadero Center
Suite 2200
San Francisco
California 94111 - USA
Tel: 1 415 955 3200
Fax: 1 415 955 3424

July 5th, 2006

GOL Transportes Aéreos Ltda.
Rua Tamoios 246
Jardim Aeroporto
São Paulo, SP 04630-000
Brazil
Attn:     Richard F. Lark
              Chief Financial Officer

Reference: Aircraft Lease Agreement (MSN 32359), dated November 29, 2001, between Jackson Leasing Corporation, as Lessor, and GOL Transportes Aéreos Ltda., as Lessee, and Aircraft Lease Agreement (MSN 32360), dated November 29, 2001, between Kearny Leasing Corporation, as Lessor, and GOL Transportes Aéreos Ltda., as Lessee, (each a "Lease" and collectively the "Leases")

Subject: Application of Maintenance Reserve Payments under the Leases

Dear Richard:

Reference is made to the Leases, each of which provides for the obligation of GOL, as lessee, to make payments to certain maintenance reserve accounts.

For the avoidance of doubt and any ambiguity and not meant as a modification of the terms of any of the Leases, the parties to the Leases hereby confirm that the purpose of the Lessor retaining amounts in the Maintenance Reserve Accounts following the expiration of the Lease is to reimburse the Lessor for costs to be incurred in connection with certain future maintenance events. Maintenance Reserve Amounts are paid by the Lessee as reimbursement for usage of the Aircraft, and not as additional rent to the Lessor. The Maintenance Reserve Amounts paid by the Lessee are based on the assumed cost of such maintenance. The assumed cost of maintenance for a particular event may include maintenance tasks accomplished less frequently than each event cycle (for example, the landing gear is overhauled more frequently than certain life limited parts of the gear are replaced). Certain modules in the Engines require overhaul more frequently than other modules. Thus, the Lessor cannot reimburse Lessee 100% of the amount in any Maintenance Reserve simply because one task has been performed.

However, there are certain circumstances where full reimbursement may be appropriate. For example if the Lessee were to provide Lessor with a new replacement engine or a new life limited part (LLP) or a new landing gear assembly, then Lessor would be prepared to reimburse Lessee for the Maintenance Reserve Amounts paid by Lessee to Lessor in respect of the Engine, the LLP or the Landing Gear, in the case of the three foregoing examples, at least to the extent that the applicable Maintenance Reserve Amount has not already been repaid to Lessee.

For purposes of example only and not as a modification of the terms provided by the Leases please find below the following additional clarifying examples:

Example I — Landing Gear (we shall assume that the Landing Gear costs $300,000 to overhaul and that the time between such overhauls is 10 Years)

1.	Lessee has used the Gear for 5 Years: Lessee has paid $150,000 to Lessor in Maintenance Reserves in respect of the Gear. The Aircraft is returned and Lessor retains $150,000.

2.
Lessee has used the Gear for 12 Years:  The original set of Landing Gear was overhauled in year 10 at a cost of $290,000. The amount in the Maintenance Reserve at the time of that overhaul, up to the cost of the overhaul, was reimbursed to Lessee. Two additional years have accumulated on the Gear; Lessor retains $70,000.

3.
Lessee has replaced the Gear with a new Gear immediately prior to return of the Aircraft in year eight. Lessee has paid Lessor $240,000 in Maintenance Reserves in respect of the Gear; Lessor pays Lessee $240,000 in respect of Gear replacement.

Example 2 — Aircraft is returned at end of Lease fresh out of 10-year structural check, Assuming Lessee has paid $1,400,000 in Maintenance Reserves with respect to the 10-year Airframe structural check:

1.	If Lessee performs the check at a cost of $1,400,000: Lessor reimburses Lessee $1,400,000.

2.	If Lessee performs the check at a cost of $1,200,000: Lessor reimburses Lessee $1,200,000 and retains $200,000 for cost of future maintenance related to lessee's period of use of the Aircraft.

3.	If Lessee performs the check at a cost of $1,600,000: Lessor reimburses Lessee $1,400,000 and Lessee pays $200,000 for the cost of maintenance.

Upon expiration of each Lease and absent any default under the Lease, Lessor will refund any amounts paid by Lessee into the Maintenance Reserve accounts that are in excess of those amounts required to be paid by Lessee into the Maintenance Reserve accounts under the Leases. The Leases provide for an adjustment of the Maintenance Reserve Amounts upon redelivery of the Aircraft, based upon the then current estimated cost and interval of the maintenance event.

Please acknowledge by signing below as indicated that GOL is in agreement with this confirmation of the refundability of certain excess funds in maintenance reserve accounts after termination of a Lease.

As noted above this letter is not to be construed as a modification or amendment of any of the provisions of the Leases.

GATX FINANCIAL CORPORATION,
as Manager of Jackson Leasing Corporation and
Kearny Leasing Corporation

By:   /s/ Bruce Hogarth
Name: Bruce Hogarth
Title: Vice-President

Acknowledged and confirmed:
GOL TRANSPORTES AÉREOS LTDA.

/s/ Richard F. Lark
Richard F. Lark
Chief Financial Officer

ANNEX A TO EXHIBIT 6

Opinion of Shearman & Sterling LLP relating to the Company's leases with GATX Financial Corporation

Shearman & Sterling LLP
AV. BRIG. FARIA LIMA, 3400 04538 132 SÃO PAULO BRASIL

July 5, 2006

Gol Linhas Aéreas Inteligentes S.A.
Jardim Aeroporto
Rua Tamoios 246
04630-000, São Paulo, SP
Brazil

Gol Linhas Aéreas Inteligentes S.A.
Comments of the United States Securities and Exchange Commission ("SEC") on
Form 20-F for the Year Ended December 31, 2005

Ladies and Gentlemen:

In connection with a comment letter you (the "Company" or the "Lessee") received from the SEC, dated June 1, 2006, you have asked our views with regard to the question whether your deposits in maintenance reserve accounts under the GATX Leases (as defined below) are "refundable" to you at the end of the lease term.

In this connection, we have reviewed copies of the following documents:

a) Aircraft Lease Agreement between the Company and Jackson Leasing Corporation, dated November 29, 2001, as amended, relating to Aircraft Boeing 737-800, Identification No. 32359;

b) Aircraft Lease Agreement between the Company and Kearny Leasing Corporation, dated November 29, 2001, as amended (and transferred to Jackson Leasing Corporation in February 27, 2002), relating to Aircraft Boeing 737-800, Identification No. 32360 (each of a), and b) a "GATX Lease" and together, the "GATX Leases", and each company managed by GATX Financial Corporation will be referred to as "GATX", or the "Lessor"); and

c) a letter from GATX to the Company, dated July 5, 2006, regarding the GATX Lease, a copy of which is enclosed herewith as Exhibit A (the "GATX Letter").

Pursuant to Article 4.1 of Schedule 3 the Lessee has to pay maintenance reserve amounts for airframe heavy maintenance, engine heavy maintenance, APU (Auxiliary Power Unit)

Sherman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Shearman & Sterling LLP

maintenance and landing gear maintenance (each such maintenance separately, a "Maintenance"). The amounts of these payments are determined separately based on the number of flight hours and flight cycles flown. When an aircraft is due for Maintenance under the Company's maintenance program, the Company chooses a maintenance provider and pays the maintenance provider for the maintenance services provided. According to Article 4.4.1 of Schedule 3 of each GATX Lease, the Company has to then submit the invoice for the maintenance services to the Lessor and the Lessor will pay for the maintenance costs from the funds in the maintenance reserve account by way of a contribution to the cost incurred by the Lessee.

The end of the various maintenance cycles for each Maintenance under a GATX Lease does not necessarily coincide with the end of that GATX Lease. Therefore, an aircraft will likely never be returned to the Lessor with each Maintenance having just been performed. Thus, the aircraft is returned to the Lessor during Maintenance cycles and is leased to the next lessee in the condition it was returned to the Lessor. Once the relevant Maintenance cycle for that aircraft ends, the new lessee will cause the required Maintenance to be performed.

Under the GATX Leases, the Company has the obligation to leave with the Lessor the deposit remaining at the maintenance reserve accounts at the end of a GATX Lease to cover Maintenance costs accrued until the return of the aircraft by the Company, which bears the risk related to those costs. The amount of such deposit is determined separately for each Maintenance based on the hours or flight cycles flown since the last Maintenance before the return of the aircraft until the return of the aircraft (this amount is herein referred to as the "Retained Amount"). The Lessor credits the Retained Amount to the next lessee to cover the Maintenance costs accrued while the aircraft was with the Company. In this sense, the Retained Amount "belongs to the aircraft". At the end of a Maintenance cycle, when Maintenance occurs, the new lessee only has to pay for the portion of the Maintenance costs that are related to hours and flight cycles flown by that new lessee. The remainder of the Maintenance costs will be covered by the Retained Amount deposited by the Company.

The issue we have been asked to address is whether, if at the end of a GATX Lease the maintenance reserve deposit for an aircraft contains funds in excess of the Retained Amount (the "Excess Maintenance Funds"), these Excess Maintenance Funds are refundable to the Company.

The GATX Letter confirms that Excess Maintenance Funds are refundable to the Company under the GATX Leases:

"...Upon expiration of each Lease and absent any default under the Leases, Lessor will refund any amounts paid by Lessee into the Maintenance Reserve accounts that are in excess of those amounts required to be paid by Lessee into the Maintenance Reserve accounts under the Leases...".

The GATX Letter also states that:

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". .. there are certain circumstances where full reimbursement may be appropriate. For example if the Lessee were to provide Lessor with a new replacement engine or a new life limited part (LLP) or a new landing gear assembly, then Lessor would be prepared to reimburse Lessee for the Maintenance Reserve Amounts paid by Lessee to Lessor in respect of the Engine, the LLP or the Landing Gear . . .".

The GATX Letter also explains the reasons why the Retained Amounts may not be fully reimbursed to the Company. According to the GATX Letter, any remaining Retained Amount kept by the Lessor at the end of a GATX Lease has the purpose of covering maintenance costs related to the period during which the Company used the aircraft. It states that:

"For the avoidance of doubt and any ambiguity and not meant as a modification of the terms of any of the Leases, the parties to the Leases hereby confirm that the purpose of the Lessor retaining amounts in the Maintenance Reserve Accounts following the expiration of the Lease is to reimburse the Lessor for costs to be incurred in connection with certain future maintenance events. Maintenance Reserve Amounts are paid by the Lessee as reimbursement for usage of the Aircraft, and not as additional rent to the Lessor. The Maintenance Reserve Amounts paid by the Lessee are based on the assumed cost of such maintenance. The assumed cost of maintenance for a particular event may include maintenance tasks accomplished less frequently than each event cycle (for example, the landing gear is overhauled more frequently than certain life limited parts of the gear are replaced). Certain modules in the Engines require overhaul more frequently than other modules. Thus, the Lessor cannot reimburse Lessee 100% of the amount in any Maintenance Reserve simply because one task has been performed."

The GATX Letter then goes on to give examples that illustrate how amounts on deposit are used:

"Example 1 — Landing Gear (we shall assume that the Landing Gear costs $300,000 to overhaul and that the time between such overhauls is 10 Years).

1.	Lessee has used the Gear for 5 Years: Lessee has paid $150,000 to Lessor in Maintenance Reserves in respect of the Gear. The Aircraft is returned and Lessor retains $150,000.

2.
Lessee has used the Gear for 12 Years:  The original set of Landing Gear was overhauled in year 10 at a cost of $290,000. The amount in the Maintenance Reserve at the time of that overhaul, up to the cost of the overhaul, was reimbursed to Lessee. Two additional years have accumulated on the Gear:  Lessor retains $70,000.

3.
Lessee has replaced the Gear with a new Gear immediately prior to return of the Aircraft in year eight. Lessee has paid Lessor $240,000 in Maintenance Reserves in respect of the Gear; Lessor pays Lessee $240,000 in respect of Gear replacement."

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Shearman & Sterling LLP

Under examples 1.1, and 1.2 above, the Retained Amounts at the termination of the GATX Lease will be used by the Lessor for future maintenance related to the period the Company used the aircraft.

Under example 1.3, there are Excess Maintenance Funds in the value of $240,000, since (i) the Lessee has previously deposited the Lessor $240,000 as Maintenance Reserves, (ii) the Lessee replaced the old gear for a new gear immediately prior to the end of the GATX Lease, that is, there will be no maintenance costs related to the use of the gear by the Lessee, because the Lessee has not used the new gear. Thus, the result of the Retained Amount ($240,000) minus maintenance costs ($0) is the Excess Maintenance Funds, in this case $240,000.

Based on the foregoing, we are of the opinion that the correct interpretation of the GATX Leases is that any Excess Maintenance Funds remaining on deposit are refundable to the Company at the end of the lease term.

This opinion is being furnished to you solely for your benefit in connection with the filing of the 20-F, and is not to be used, circulated, quoted, relied upon or otherwise referred to for any other purpose without our express prior written permission.

/s/ Shearman & Sterling LLP

ABJ/TS

4

EXHIBIT 7

Two Letters from CIT Aerospace to the Company, dated July 5, 2006 and June 30, 2006

Mark L. Ebanks	CIT Aerospace	954 359-3664
Vice President	1100 Lee Wagner Blvd., Ste 204	954 359-5542
	Ft. Lauderdale, FL 33315	mark.ebanks@cit.com

GOL Transportes Aéreos Ltda.
Rua Tamoios 246
Jardim Aeroporto
São Paulo, SP 04630-000
Brazil                                                                                                                                                                       July 5th, 2006

Attn: Richard F. Lark
Chief Financial Officer

Reference:

Aircraft Lease Agreement dated as of May 17, 2002 between C.I.T. Leasing Corporation as Lessor and Gol Transportes Aéreos S.A. as Lessee concerning one Boeing 737-8BK aircraft bearing manufacturer's serial number 30621, and Aircraft Lease Agreement dated as of May 17, 2002 between C.I.T. Leasing Corporation as Lessor and Gol Transportes Aéreos S.A. as Lessee concerning one Boeing 737-8BK aircraft bearing manufacturer's serial number 30625.

Subject:	Application of Maintenance Reserve Accounts under the CIT Operating Lease Agreements

Dear Richard,

In regards to your request relating to Maintenance Reserves, I am providing the following, which reflects the distinctions that are consistent with the CIT aircraft leases in place at Gol. For the avoidance of doubt and without any inference to modification of our Leases, the parties hereby confirm that the purpose of the Lessor retaining amounts in the Maintenance Reserve Accounts following the expiration of the Lease is to reimburse the Lessor for cost to be incurred related with future maintenance events. The Maintenance Reserves paid and collected are aircraft specific and linked to consumable life of the asset and its related components and is not as additional rent to the Lessor. In addition, please note that in the case where letters of credit ("L/C's") are utilized in lieu of cash Maintenance Reserve payments, the opportunity for any surplus scenario does not exist since the anticipated maintenance event cost is already addressed by the agreed collateral value of the L/C.

Payment of the Maintenance Reserves is a method for the lessee to fund on a current basis the accrual of certain specified maintenance expenses which will be incurred in the future in an indeterminate amount; however, the amount of Maintenance Reserves paid to CIT is estimated to approximate the total amount necessary to perform the relevant check or overhaul at the time the task or series of tasks is expected to be performed. The assumed cost of maintenance for a particular event may include maintenance tasks accomplished less frequently than each event cycle (for example, the landing gear is overhauled more frequently than certain life limited parts of the gear are replaced). In this case, the Lessor cannot reimburse 100% of the amount in any Maintenance Reserve simply because one task has been performed.

However, there are certain circumstances where full reimbursement may be appropriate. For example, if the Lessee were to provide Lessor with a new replacement engine or a new landing gear assembly from the manufacturer, then Lessor would be prepared to reimburse Lessee for the Maintenance Reserve amounts paid by Lessee to Lessor in respect of the engine or landing gear, at least to the extent that the applicable Maintenance Reserve amount has not already been repaid to Lessee.

For purposes of example only and not as a modification of the terms provided by the Leases, please note below the following additional examples:

Example 1 – Landing Gear (we shall assume that the Landing Gear costs $300,000 to overhaul and that the time between such overhauls is 10 years).

1.	Lessee has used the Gear for 5 years: Lessee has paid $150,000 to Lessor in Maintenance Reserves in respect of the Gear. The Aircraft is returned and Lessor retains $ 150,000.

2.
Lessee has used the Gear for 12 years:  The original set of Landing Gear was overhauled in year 10 at a cost of $290,000. The amount in the Maintenance Reserve at the time of that overhaul, up to the cost of the overhaul, was reimbursed to Lessee. Two additional years have accumulated on the Gear.  Lessor retains $70,000.

3.
Lessee has replaced the Gear with a new Gear immediately prior to return of the Aircraft in year eight. Lessee has paid Lessor $240,000 in Maintenance Reserves in respect of the Gear; Lessor pays Lessee $240,000 in respect of the Gear replacement.

Example 2 – Aircraft is returned at end of Lease fresh out of 8-year HMV check. Assuming lessee has paid $1,400,000 in Maintenance Reserves with respect to the 8-year HMV check:

1.	If Lessee performs the check at a cost of $1,400,000, Lessor reimburses $1,400,000.

2.
If Lessee performs the check at a cost of $1,200,000, Lessor reimburses Lessee $1,200,000 and retains $200,000 for cost of future maintenance as it relates to Lessee's use of the aircraft until the return of the aircraft.

If (i) maintenance is completed and paid for, as evidenced by a paid-in-full invoice (or the equivalent), (ii) such maintenance qualifies under the provisions of the Lease for a payment by CIT to Lessee (or its maintenance provider), (iii) the maintenance completed qualifies under the Lease for payment in full by CIT out of such Maintenance Reserve Account, and (iv) amounts paid into a particular Maintenance Reserve Account are in excess of those amounts required to be paid under the Lease for such maintenance, then any such excess will be refunded to Lessee if such maintenance is completed upon expiration of the Lease, absent any default thereunder.

As stated above, this letter is not to be construed as a modification or amendment of any of the provisions of the leases.

Acknowledged and confirmed:

Best regards,

/s/ Mark L. Ebanks Mark L. Ebanks VP - CIT Aerospace	GOL Transportes Aereos Ltda.

/s/ Richard F. Lark
Richard F. Lark
Chief Financial Officer

Teresa Hannon
Technical Project Manager

CIT Aerospace International
3 George's Dock
IFSC
Dublin 1
Ireland

30 June 2006

GOL Transportes Aéreos Ltda.
Rua Tamoios 246
Jardim Aeroporto
São Paulo, SP 04630-000
Brazil

Attn:   Richard F. Lark
Chief Financial Officer

Reference:

Aircraft Lease Agreement dated as of March 21, 2006 between CIT Aerospace International as Lessor and Gol Transportes Aéreos S.A. as Lessee concerning one Boeing 737-8BK aircraft bearing manufacturer's serial number 33027.

Subject:	Application of Maintenance Reserve Accounts under the CIT Operating Lease Agreements

Dear Richard,

In regards to your request relating to Maintenance Reserves, I am providing the following, which reflects the distinctions that are consistent with the CIT aircraft leases in place at Gol. For the avoidance of doubt and without any inference to modification of our Leases, the parties hereby confirm that the purpose of the Lessor retaining amounts in the Maintenance Reserve Accounts following the expiration of the Lease is to reimburse the Lessor for cost to be incurred related with future maintenance events. The Maintenance Reserves paid and collected are aircraft specific and linked to consumable life of the asset and its related components and is not as additional rent to the Lessor. In addition, please note that in the case where letters of credit ("L/C's") are utilized in lieu of cash Maintenance Reserve payments, the opportunity for any surplus scenario does not exist since the anticipated maintenance event cost is already addressed by the agreed collateral value of the L/C.

Payment of the Maintenance Reserves is a method for the lessee to fund on a current basis the accrual of certain specified maintenance expenses which will be incurred in the future in an indeterminate amount:  however, the amount of Maintenance Reserves paid to CIT is estimated to approximate the total amount necessary to perform the relevant check or overhaul at the time the task or series of tasks is expected to be performed. The assumed cost of maintenance for a particular event may include maintenance tasks accomplished less frequently than each event cycle (for example, the landing gear is overhauled more frequently than certain life limited parts of the gear are replaced). In this case, the Lessor cannot reimburse 100% of the amount in any Maintenance Reserve simply because one task has been performed.

However, there are certain circumstances where full reimbursement may be appropriate. For example, if the Lessee were to provide Lessor with a new replacement engine or a new landing gear assembly from the manufacturer, then Lessor would be prepared to reimburse Lessee for the Maintenance Reserve amounts paid by Lessee to Lessor in respect of the engine or landing gear, at least to the extent that the applicable Maintenance Reserve amount has not already been repaid to Lessee.

For purposes of example only and not as a modification of the terms provided by the Leases, please note below the following additional examples:

Example I – Landing Gear (we shall assume that the Landing Gear costs $300,000 to overhaul and that the time between such overhauls is 10 years).

1.	Lessee has used the Gear for 5 years: Lessee has paid $150,000 to Lessor in Maintenance Reserves in respect of the Gear. The Aircraft is returned and Lessor retains $150,000.

2.
Lessee has used the Gear for 12 years:  The original set of Landing Gear was overhauled in year 10 at a cost of $290.000. The amount in the Maintenance Reserve at the time of that overhaul, up to the cost of the overhaul, was reimbursed to Lessee. Two additional years have accumulated on the Gear. Lessor retains $70.000.

3.
Lessee has replaced the Gear with a new Gear immediately prior to return of the Aircraft in year eight. Lessee has paid Lessor $240,000 in Maintenance Reserves in respect of the Gear:  Lessor pays Lessee $240,000 in respect of the Gear replacement.

Example 2 – Aircraft is returned at end of Lease fresh out of 8-year HMV check. Assuming lessee has paid $1,400,000 in Maintenance Reserves with respect to the 8-year HMV check:

1.	If Lessee performs the check at a cost of $1,400,000, Lessor reimburses $1,400,000.

2.
If Lessee performs the check at a cost of $1,200,000, Lessor reimburses Lessee $1,200,000 and retains $200,000 for cost of future maintenance as it relates to Lessee's use of the aircraft until the return of the aircraft.

If (i) maintenance is completed and paid for, as evidenced by a paid-in-full invoice (or the equivalent), (ii) such maintenance qualifies under the provisions of the Lease for a payment by CIT to Lessee (or its maintenance provider), (iii) the maintenance completed qualifies under the Lease for payment in full by CIT out of such Maintenance Reserve Account, and (iv) amounts paid into a particular Maintenance Reserve Account are in excess of those amounts required to be paid under the Lease for such maintenance, then any such excess will be refunded to Lessee if such maintenance is completed upon expiration of the Lease, absent any default thereunder.

As stated above, this letter is not to be construed as a modification or amendment of any of the provisions of the leases.

Best regards.

/s/ Teresa Hannon
Teresa Hannon
Technical Project Manager
CIT Aerospace International

Acknowledged and confirmed:

GOL Transportes Aéreos Ltda.

/s/ Richard F. Lark
Richard F. Lark
Chief Financial Officer

ANNEX A TO EXHIBIT 7

Opinion of Shearman & Sterling LLP relating to the Company's leases with CIT Aerospace

Shearman & Sterling LLP
AV. BRIG. FARIA LIMA, 3400 04538 132 SÃO PAULO BRASIL

July 5, 2006

Gol Linhas Aéreas Inteligentes S.A.
Jardim Aeroporto
Rua Tamoios 246
04630-000, São Paulo, SP
Brazil

Gol Linhas Aéreas Inteligentes S.A.
Comments of the United States Securities and Exchange Commission ("SEC") on
Form 20-F for the Year Ended December 31, 2005

Ladies and Gentlemen:

In connection with a comment letter you (the "Company" or the "Lessee") received from the SEC, dated June 1, 2006, you have asked our views with regard to the question whether your deposits in maintenance reserve accounts under the CIT Leases (as defined below) are "refundable" to you at the end of the lease term.

In this connection, we have reviewed copies of the following documents:

a) Aircraft Lease Agreement between the Company and C.I.T. Leasing Corporation ("CIT", or the "Lessor"), dated May 17, 2002, as amended, relating to Aircraft Boeing 737-700, Identification No. 30621;

b) Aircraft Lease Agreement between the Company and CIT, dated May 17, 2002, as amended, relating to Aircraft Boeing 737-700, Identification No. 30625;

c) Aircraft Lease Agreement between the Company and CIT, dated March 21, 2006, as amended, relating to Aircraft Boeing 737-700, Identification No. 33027; (each of a), b) and c), a "CIT Lease" and together, the "CIT Leases"); and

d) Two letters from CIT to Gol Linhas Aéreas Inteligentes S.A., dated July 5, 2006 and June 30, 2006, regarding the CIT Leases, a copy of which is enclosed herewith as Exhibit A (the "CIT Letter").

Sherman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Shearman & Sterling LLP

Each CIT Lease in Article 3.2 in connection with Schedule C to the CIT Lease requires the Company to make monthly payments in maintenance reserve accounts with the Lessor for heavy maintenance, engine heavy maintenance, APU (Auxiliary Power Unit) maintenance and landing gear maintenance (each such maintenance separately, a "Maintenance"). The amounts of these payments are determined separately for each Maintenance based on the number of flight hours and flight cycles flown. Once an aircraft is due for Maintenance under the Company's maintenance program, the Company chooses a maintenance provider and pays the maintenance provider for the maintenance services provided. According to Articles 3.2 and 5.7, 5.9–5.11 in connection with Schedule C of each CIT Lease, the Company has to then submit the invoice for the maintenance services to the Lessor and the Company gets reimbursed for the maintenance costs from the funds in the maintenance reserve account.

The end of the various maintenance cycles for each Maintenance under a CIT Lease does not necessarily coincide with the end of that CIT Lease. Therefore, an aircraft will likely never be returned to CIT with each Maintenance having just been performed. Thus, the aircraft is returned to the Lessor during Maintenance cycles and is leased to the next lessee in the condition it was returned to the Lessor. Once the relevant Maintenance cycle for that aircraft ends, the new lessee will cause the required Maintenance to be performed.

Under the CIT Leases, the Company has the obligation to leave with the Lessor a deposit at the end of a CIT Lease to cover Maintenance costs accrued until the return of the aircraft by the Company, which bears the risk related to those costs. The amount of such deposit is determined separately for each Maintenance based on the hours or flight cycles flown since the last Maintenance before the return of the aircraft until the return of the aircraft (this amount is herein referred to as tile "Retained Amount"). The Lessor credits the Retained Amount to the next lessee to cover the Maintenance costs accrued while the aircraft was with the Company. In this sense, the Retained Amount "belongs to the aircraft." At the end of a Maintenance cycle, when Maintenance occurs, the new lessee only has to pay for the portion of the Maintenance costs that are related to hours and flight cycles flown by that new lessee. The remainder of the Maintenance costs will be covered by the Retained Amount deposited by the Company.

The issue we have been asked to address is whether, if at the end of a CIT Lease the maintenance reserve deposit for an aircraft contains funds in excess of the Retained Amount ("Excess Maintenance Funds"), these Excess Maintenance Funds are refundable to the Company.

The CIT Letter confirms that Excess Maintenance Funds are refundable to the Company under the CIT Leases:

"...If (i) maintenance is completed and paid for..., (ii) such maintenance qualifies under the provisions of the Lease for a payment by CIT to Lessee..., (iii) the maintenance completed qualifies under the Lease for payment in full by CIT out of such Maintenance Reserve Account, and (iv) amounts paid into a particular Maintenance Reserve Account are in excess of those amounts required to be paid under the Lease for such maintenance,

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then any such excess will be refunded to Lessee if such maintenance is completed upon expiration of the Lease, absent any default thereunder."

The language "amounts paid into a particular Maintenance Reserve Account are in excess of those amounts required to be paid under the Lease for such maintenance" refers in our view to what we defined above as "Excess Maintenance Funds". According to above language, these Excess Maintenance Funds are, subject to the conditions set forth above, refundable to the Company at the end of the CIT Leases.

The CIT Letter further states that:

"...The Maintenance Reserves paid and collected are aircraft specific and linked to consumable life of the asset and its related components and is not as additional rent to the Lessor. In additional, please note that in the case where letters of credit ("L/C's") are utilized in lieu of cash Maintenance Reserve payments, the opportunity for any surplus scenario does not exist since the anticipated maintenance event cost is already addressed by the agreed collateral value of the L/C... ."

This language shows that the maintenance reserve deposits under the CIT Leases have a credit function to protect the Lessor's credit risk and do not serve to provide the Lessor with additional rent. To the extent not utilized during the term of a lease or to cover the Retained Amount, such deposits would have to be considered refundable, as their function as security deposit is incompatible with the concept of nonrefundability.

The CIT Letter then states that:

"...There are certain circumstances where full reimbursement may be appropriate. For example, if the Lessee were to provide Lessor with a new replacement engine or a new landing gear assembly from the manufacturer, then Lessor would be prepared to reimburse Lessee for the Maintenance Reserve amounts paid by Lessee to Lessor in respect of the engine or landing gear, at least to the extent that the applicable Maintenance Reserve amount has not already been repaid to Lessee... ."

The CIT Letter also explains the reasons why the Retained Amounts may not be fully reimbursed to the Company. According to the CIT Letter, any remaining Retained Amount kept by the Lessor at the end of a CIT Lease has the purpose of covering maintenance costs related to the period during which the Company used the aircraft. It states that:

"...For the avoidance of doubt and without any inference of our Leases, the parties hereby confirm that the purpose of the Lessor retaining amounts in the Maintenance Reserve Accounts following the expiration of the Lease is to reimburse the Lessor the cost to be incurred related with future maintenance events. The Maintenance Reserves

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paid and collected are aircraft specific and linked to consumable life of the asset and its related components and is not as additional rent to the Lessor... ."

The CIT Letter then goes on to give examples that illustrate how amounts on deposit are used:

"Example 1 – Landing Gear (we shall assume that the Landing Gear costs $300,000 to overhaul and that the time between such overhauls is 10 Years).

1.	Lessee has used the Gear for 5 Years: Lessee has paid $150,000 to Lessor in Maintenance Reserves in respect of the Gear. The Aircraft is returned and Lessor retains $150,000.

2.
Lessee has used the Gear for 12 Years:  The original set of Landing Gear was overhauled in year 10 at a cost of $290,000. The amount in the Maintenance Reserve at the time of that overhaul, up to the cost of the overhaul, was reimbursed to Lessee. Two additional years have accumulated on the Gear:  Lessor retains $70,000.

3.
Lessee has replaced the Gear with a new Gear immediately prior to return of the Aircraft in year eight. Lessee has paid Lessor $240,000 in Maintenance Reserves in respect of the Gear; Lessor pays Lessee $240,000 in respect of Gear replacement."

Under examples 1.1, and 1.2 above, the Retained Amounts at the termination of the CIT Leases will be used by the Lessor for future maintenance related to the period the Company used the aircraft.

Under example 1.3, there are Excess Maintenance Funds in the value of $240,000, since (i) the Lessee has previously deposited the Lessor $240,000 as Maintenance Reserves, (ii) the Lessee replaced the old gear for a new gear immediately prior to the end of the CIT Leases, that is, there will be no maintenance costs related to the use of the gear by the Lessee, because the Lessee has not used the new gear. Thus, the result of the Retained Amount ($240,000) minus maintenance costs ($0) is the Excess Maintenance Funds, in this case $240,000.

Based on the foregoing, we are of the opinion that the correct interpretation of the CIT Leases is that any Excess Maintenance Funds remaining on deposit with the Lessor are refundable to the Company at the end of the lease term.

This opinion is being furnished to you solely for your benefit in connection with the filing of the 20-F, and is not to be used, circulated, quoted, relied upon or otherwise referred to for any other purpose without our express prior written permission.

/s/ Shearman & Sterling LLP

ABJ/TS

4

EXHIBIT 8

Dated April 8, 2005

RBS AEROSPACE LIMITED
as Lessor

GOL TRANSPORTES AÉREOS S.A.
as Lessee

     AIRCRAFT LEASE AGREEMENT

relating to the leasing of
one Boeing 737-700 aircraft
manufacturer's serial number 29904

McCann FitzGerald
Solicitors
2 Harbourmaster Place
International Financial Services Centre
Dublin 1
GOR\971813.5

(*)

6. SECURITY DEPOSIT

Payment

6.1 Lessee shall pay to Lessor the Security Deposit in the following Installments:

(a) (*) to be paid on or before the date of this Agreement (receipt of which is hereby acknowledged); and

(b) the balance to be paid no later than three Business Days after the date of this Agreement.

6.2(a) Two days prior to the Scheduled Delivery Date or at any time after the Delivery Date, Lessee may, in lieu of the Security Deposit, provide Lessor with an irrevocable Letter of Credit in (*) (the "LC Amount'), issued and payable by a bank acceptable to Lessor and in form and substance reasonably acceptable to Lessor in its sole discretion, and confirmed by the London or New York branch of a major international bank reasonably acceptable to Lessor in its sole discretion from time to time, as security for all payment obligations of Lessee to Lessor under this Agreement (including damages), which shall remain in full force and effect and may be drawn down by Lessor upon demand at any time or times, in the event that Lessee is in breach of any such payment obligation, until the Required LC Expiry Date. In the event Lessee provides such a Letter of Credit in accordance with this Clause 6.2, Lessor shall return any part of the Security Deposit then held by Lessor (to the extent not applied by Lessor pursuant to the terms of this Agreement) or, at Lessee's request retain any part of the Security Deposit then held by Lessor and apply any such part against the next payment of Rent due by Lessee under this Agreement (in which case Lessee's obligations in respect of such Rent payment shall be satisfied pro-tanto).

(b) If at any time during the Lease Period Lessor reasonably determines that the current issuing or confirming bank for the Letter of Credit is no longer an acceptable issuing or confirming bank (whether by virtue of a material adverse change in its financial condition or for any other reason which would have a material adverse effect on the current issuing or confirming bank's ability to act as such under the Letter of Credit) Lessee shall, upon receipt of notice thereof, procure that the Letter of Credit is replaced by a Letter of Credit issued by another bank acceptable to Lessor and (if appropriate) that such replacement Letter of Credit is confirmed by another bank acceptable to Lessor.

6.3 Subject to the payment, performance and discharge in full of all of Lessee's obligations under this Agreement and each of the Operative Documents, Lessor shall, within forty-five days of the Expiry Date, return to Lessee the Letter of Credit or (as applicable) any amount of the remaining Security Deposit that has not been applied by Lessor in accordance with the terms of this Agreement. Except as expressly specified in this Agreement, Lessee shall have no entitlement to the return of any part of the Security Deposit.

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

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Concerning the Security Deposit/Letter of Credit

6.4 (a) Lessee agrees that Lessor shall be entitled to commingle the Security Deposit with Lessor's general or other funds, and Lessor will not hold any such funds as agent or on trust for Lessee or in any similar fiduciary capacity.

(b) Following the occurrence of a Default included in the definition of Default which is continuing, in addition to all rights and remedies accorded to Lessor elsewhere in this Agreement or under applicable law, or if Lessee fails to comply with any provisions of the Other Agreements, Lessor may immediately or at any time thereafter, without notice to Lessee, make a drawing under the Letter of Credit (if any) use, apply or retain all or part of the Security Deposit (or the amount drawn down under the Letter of Credit (as applicable) in or towards the payment or discharge of any matured obligation owed by Lessee (or any Affiliate of Lessee) under this Agreement, or the Other Agreements, in such order as Lessor sees fit, and/or exercise any of the rights of set-off described in clause 23.18 against all or part of the Security Deposit (or the amount drawdown under the Letter of Credit (as applicable).

(c) If Lessor exercises any of the rights described in clause 6.4(b);

(i) Lessee shall, upon a demand in writing from Lessor, within 5 Business Days restore the Security Deposit to the level at which it stood immediately prior to such exercise or procure that the maximum amount available for drawing under the Letter of Credit is restored to the level at which it stood immediately prior to such drawing (as the case may be);

(ii) such application shall not be deemed a cure of any Default unless such application was sufficient to cure such payment Default and Lessee has restored the Security Deposit to the level at which it stood immediately prior to such exercise.

7. SUPPLEMENTAL RENT

Supplemental Rent shall be paid by Lessee and released by Lessor in accordance with the provisions set out in Schedule 13.

8. PAYMENTS

Account for Lessee Payments

8.1 All payments by Lessee to Lessor under this Agreement and the other Operative Documents will be made for value on the due date in dollars and for value in immediately available funds settled through the New York Clearing House System or such other funds as may for the time being be customary for the settlement in New York City of international payments in dollars by SWIFT or wire transfer to Lessor's account set out below or to such other account as Lessor may from time to time notify Lessee in writing:

BANK:	(*)

(*)
ACCOUNT NO:

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

5

Financing Parties as security for Lessor's obligations to the Financing Parties. Subject to the terms of this Agreement, Lessee undertakes to provide all reasonable assistance and cooperation to Lessor and the Financing Parties and their respective representatives and advisers (at Lessor's cost) in connection with the perfection and maintenance of such Security Interests, including (without limitation) the effecting of all necessary filings and registrations in the State of Registration and the Habitual Base.

11. SUB-LEASING

Possession

11.1 Lessee shall not, without the prior written consent of Lessor, sub-lease or part with possession of the Aircraft, the Engines or any Part, except that Lessee may part with possession:

(a) with respect to the Aircraft, the Engines or any Part, to the relevant manufacturers for testing or similar purposes or to the Approved Maintenance Performer for service, repair, maintenance or overhaul work, or alterations, modifications or additions to the extent required or permitted by this Agreement; and

(b) with respect to an Engine or Part as expressly permitted by this Agreement.

Wet-leasing

11.2 Lessee shall be permitted to wet-lease the Aircraft to a third party provided that under the terms of such wet-lease:

(a) the Aircraft shall be operated solely by regular employees of Lessee possessing all current certificates and licences that are required by applicable law;

(b) the Aircraft shall be subject to insurance coverage approved by Lessor;

(c) the Aircraft shall be maintained by an Approved Maintenance Performer in accordance with the Approved Maintenance Programme and Lessee's normal maintenance practices;

(d) the Aircraft shall not be subject to any change in its State of Registration or Habitual Base;

(e) such wet-lease is subordinated to this Agreement and the rights of Lessor and the Financing Parties hereunder and to the Aircraft; and

(f) the duration of such wet-lease (or, as the case may be, the aggregate duration of any consecutive wet-leases,) does not exceed three months and does not extend beyond the Expiry Date.

12, MAINTENANCE AND REPAIR

Maintenance and Repair

12.1 Lessee shall at all times during the Lease Period:

(a) keep the Aircraft airworthy in all respects and in good repair and condition;

15

(b) notify Lessor of any major changes to the Approved Maintenance Programme or the schedule of the approved Maintenance Programme;

(c) provide Lessor with a copy of all substantial changes to the Approved Maintenance Programme and, upon Lessor's request up to once per year, provide to Lessor a certified true copy of the Approved Maintenance Programme;

(d) maintain the Aircraft in accordance with the Approved Maintenance Programme through the Approved Maintenance Performer and perform (at the respective intervals provided in the Approved Maintenance Programme) all major checks;

(e) maintain the Aircraft in accordance with the requirements of FAR 121 and the Aviation Authority and comply with any other rules and regulations of the FAA and the Aviation Authority which are applicable to passenger category aircraft, and maintain and service the Aircraft in at least the same manner and with at least the same care as is the case with respect to similar aircraft owned or otherwise operated by Lessee (taken as a whole) and as if Lessee were to retain and continue operating the Aircraft in its fleet after the Expiry Date, including, without limitation, maintenance scheduling, modification status and technical condition, and all maintenance to the Airframe, any Engine or any Part requited to maintain all warranties, performance guarantees or service life policies in full force and effect;

(f) comply with all Mandatory Orders, all Airworthiness Directives and all airworthiness directives issued by the Aviation Authority applicable to the Aircraft, any Engine or Part having a compliance date during the Lease Period or within one hundred and eighty days after the Expiry Date;

(g) comply with all applicable laws and regulations of the FAA and Aviation Authority and other aviation authorities with jurisdiction over Lessee or the Aircraft, any Engine or Part, regardless of upon whom such requirements are imposed, and which relate to the maintenance, condition, use or operation of the Aircraft or require any modification or alteration to the Aircraft, any Engine or Part;

(h) maintain in good standing a current certificate of airworthiness (in the appropriate category for the nature of the operations of the Aircraft) for the Aircraft issued by the Aviation Authority except where the Aircraft is undergoing maintenance, modification or repair required or permitted by this Agreement, and will from time to time provide to Lessor a copy within ten days &Lessor's request; and

(i) If required by the Aviation Authority, maintain a current certification as to maintenance issued by or on behalf of the Aviation Authority in respect of the Aircraft and will from time to time provide to Lessor a copy within ten days of Lessor's request.

13. INTERCHANGE AND REPLACEMENT OF ENGINES AND PARTS

Permanent Replacement of Engines and Parts

13.1(a) Lessee shall promptly procure the replacement of any Engine (an Original Engine) which bas become time-, cycle- or calendar expired, or has suffered an Engine Total Loss with an engine complying with the following conditions:

(i) it is of the same manufacturer and model as the Original Engine (or, at Lessee's option, an improved model), it is certified in accordance with FAR

16

(b) If the Lease Period is extended pursuant to this clause 19.4, (*)

Export Documents

19.5 Upon redelivery Lessee shall provide to Lessor all documents necessary to export the Aircraft from the Habitual Base (including, without limitation, evidence of COTAC approval of the export of the Aircraft from Brazil, a valid and subsisting export licence and export certificate of airworthiness for the Aircraft) and required in relation to the deregistration of the Aircraft with the Aviation Authority.

Acknowledgement

19.6 Provided Lessee has complied with its obligations under this Agreement, following redelivery of the Aircraft by Lessee to Lessor at the Redelivery Location, Lessor shall deliver to Lessee an acknowledgement confirming that Lessee has redelivered the Aircraft to Lessor in accordance with this Agreement.

Maintenance Programme

19.7 (a) Prior to the Expiry Date and upon Lessor's request, Lessee shall provide Lessor or its agent reasonable access to the Aircraft Documents (including without limitation all completed maintenance records) and the Approved Maintenance Programme as updated and maintained by Lessee up to the date of redelivery in order to facilitate the Aircraft's integration into any subsequent operator's fleet including a cross-reference of Lessee's Approved Maintenance Programme items including task-cards to the Manufacturer's Maintenance Planning Document items; and

(b) upon redelivery Lessee, if requested by Lessor, shall deliver to Lessor a certified true current and complete copy of the Approved Maintenance Programme.

Fuel

19.8 Upon redelivery of the Aircraft to Lessor, an adjustment shall be made in respect of fuel on board on the Delivery Date and the Expiry Date at the price then prevailing at the Redelivery Location.

Redelivery Supplemental Rent Adjustments

19.9 On the Redelivery Date, Lessee shall pay to Lessor the Redelivery Supplemental Rent Adjustments calculated in accordance with Schedule 6.

20. EVENTS OF DEFAULT

Events

20.1 Each of the following events will constitute an Event of Default and a repudiatory breach of this Agreement by Lessee:

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

31

(a) Non-payment: Lessee fails to make any payment under this Agreement and any Operative Document within (*) Business Days of the due date; or

(b) Insurance: Lessee fails to comply with any provision of clause 16 or Schedule 8, or any insurance required to be maintained under this Agreement is cancelled or terminated, or a notice of cancellation is given in respect of any such insurance; or

(c) Breach: Lessee fails to comply with any other provision of this Agreement or any other Operative Document and, if such failure is in the opinion of Lessor capable of remedy, such failure continues for (*) days after notice from Lessor to Lessee; or

(d) Representation: any representation or warranty made (or deemed to be repeated) by Lessee in or pursuant to this Agreement or in any document or certificate or statement is or proves to have been incorrect in any material respect when made or deemed to be repeated and the circumstances giving rise to the breach of such representation or warranty if capable of being remedied are not remedied to Lessor's satisfaction within ten (10) days after notice from Lessor requiring such remedy; or

(e) Cross-Default:

(i) any Financial Indebtedness in excess of (*) of Lessee or any Lessee Affiliate is not paid when due; or

(ii) any such Financial Indebtedness in excess of (*) becomes due or capable of being declared due prior to the date when it would otherwise have become due; or

(iii) any Judgement or order made against Lessee for an amount in excess of (*) is not stayed or complied with as soon as practicable and in any event within thirty (30) days; or

(iv) any event of default or termination event, howsoever described, occurs under any Other Agreement.

(f) Approvals: any consent, authorisation, licence, certificate or approval of or registration with or declaration to any Government Entity required in connection with the Operative Documents, including, without limitation:

(i) any authorisation required by Lessee to obtain and transfer freely dollars (or any other relevant currency) out of any relevant country; or

(ii) any authorisation required by Lessee to authorise, or required in connection with, the execution, delivery, validity, enforceability or admissibility in evidence of any Operative Document or the performance by Lessee of its obligations under any Operative Document; or

(iii) the registration of the Aircraft or the Aircraft's certificate of airworthiness; or

(iv) any airline licence or air transport licence required by Lessee,

is modified in a manner unacceptable to Lessor or is withheld, or is revoked, suspended, cancelled, withdrawn, terminated or not renewed, or otherwise ceases to be in full force and is not, as applicable, restored, replaced, returned, re-granted or renewed within (*) Business Days; or

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

32

(g) Insolvency:

(i) Lessee or any Lessee Affiliate is, or is deemed for the purposes of any relevant law to be, unable to pay its debts as they fall due or to be insolvent, or admits inability to pay its debts as they fall due; or

(ii) Lessee or any Lessee Affiliate suspends making payments on all or any class of its debts or announces an intention to do so, or a moratorium is declared in respect of any of its indebtedness; or

(h) Liquidation and Similar Proceedings:

(i) a meeting of the shareholders or directors of Lessee or any Lessee Affiliate is convened to consider a resolution to present an application for an administration order or to appoint an administrator (whether out of court or otherwise) or any such resolution is passed; or

(ii) any step (including filing of a petition or application to the court or affidavit, giving of notice, petition proposal or convening a meeting or giving notice) is taken with a view to a composition, assignment or arrangement with any creditors of, or the rehabilitation, administration (whether out of court or otherwise), custodianship, liquidation, protection from creditors or dissolution of, Lessee or any Lessee Affiliate or any other insolvency proceedings involving Lessee or any Lessee Affiliate; or

(iii) any order is made or resolution passed for any such composition, assignment, arrangement, rehabilitation, administration (whether out of court or otherwise), custodianship, liquidation, dissolution or insolvency proceedings, or Lessee or any Lessee Affiliate becomes subject to or enters into any of the foregoing; or

(iv) any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator, examiner or similar officer (in each case, whether out of court or otherwise) is appointed in respect of Lessee, its directors or any Lessee Affiliate or any of their respective assets; or

(i) Receiver:

(i) an administrative or other receiver or manager or other insolvency officer (in each case, whether out of court or otherwise) is appointed in respect of Lessee or any Lessee Affiliate or any part of their respective assets; or

(ii) Lessee or any Lessee Affiliate requests any person to appoint such a receiver or manager (whether out of court or otherwise); or

(iii) any other steps are taken to enforce any Security Interest over all or any part of the assets of Lessee or any Lessee Affiliate; or

(iv) any attachment, sequestration, distress or execution affects any assets of Lessee or any Lessee Affiliate and is not discharged within sixty days provided however that if such attachment, sequestration, distress or execution affects the Aircraft or Lessee's operation thereof then such sixty day, shall not apply; or

33

(v) Other Jurisdiction: there occurs in relation to Lessee or any Lessee Affiliate any event in any jurisdiction which corresponds with any of those mentioned in paragraphs (g), (h) or (i) above.

(j) Other Jurisdiction: there occurs in relation to Lessee or any Lessee Affiliate any event in any jurisdiction which corresponds with any of those mentioned in paragraphs (g), (h) or (i) above; or

(k) Unlawful: it is or becomes unlawful for Lessee to perform any of its obligations under this Agreement or any other Operative Document, or this Agreement or any Operative Document is or becomes wholly or partly invalid or unenforceable; or

(l) Suspension of Business: Lessee or any Lessee Affiliate suspends or ceases or threatens to suspend or cease to carry on all or a substantial part of its business; or

(m) Disposal: Lessee or any Lessee Affiliate disposes, conveys or transfers or threatens to dispose, convey or transfer all or a material part of its assets, or consolidates or merges with any other person (whether by one or a series of transactions, related or not), other than for the purpose of a reorganization the terms of which have received the prior written approval of Lessor (such approval not to be unreasonably withheld or delayed); or

(n) Rights and Remedies: Lessee or any other person claiming by or through Lessee challenges the existence, validity, enforceability or priority of the rights of Lessor as owner or as lessor in respect of the Aircraft or of the rights of the Financing Parties as mortgagee or assignee; or

(o) Change of Control: any single person or group of persons acquire control of Lessee without the previous consent in writing of Lessor; or

(p) Delivery: Lessee fails to comply with its obligation under clause 4 to accept delivery of the Aircraft; or

(q) Adverse Change: any event or series of events occurs which, in the reasonable opinion of Lessor, might have a material adverse effect on the financial condition or operations of Lessee and its Affiliates or on the ability of Lessee to comply with its obligations under this Agreement; or

(r) Redelivery: Lessee fails to redeliver the Aircraft to Lessor on the Expiry Date in accordance with clause 19, or

(s) Eurocontrol: Eurocontrol (or any authority on its behalf) or any other authority notifies Lessor that there are Eurocontrol charges or other navigation, landing, airport or similar charges due from Lessee, and such charges remain outstanding for a period of thirty days from the date of such notice; provided that (i) no Event of Default shall arise under this paragraph (s) for so long as such charges are being contested in good faith and by appropriate proceedings, an adequate bond has been provided and such proceedings do not involve any danger of the detention, interference with use or operation or sale, forfeiture or loss of the Aircraft; and (ii) such thirty day period shall not apply if there is any risk of detention, interference with use or operation or sale, forfeiture or loss of the Aircraft; or

(t) Letter of Credit:

34

(i) the issuer of the Letter of Credit fails to make any payment under the Letter of Credit when due; or

(ii) the Letter of Credit is not in full force or, for any reason ceases to constitute the legal, valid and binding obligation of the issuer; or

(iii) any of the events listed in paragraph (f)(i) above, with respect to the performance by the issuer of its obligations under the Letter of Credit, or paragraphs (g), (h) or (i) above apply to the issuer (references in those subparagraphs to Lessee being deemed to be to the issuer); or the issuer ceases or suspends its business operations;

and each reference in this paragraph (t) to "the issuer" shall include a reference to any confirming bank for the Letter of Credit.

Lessor's Rights

20.2 (a) If an Event of Default occurs, Lessor may at its option (and without prejudice to any of its other rights under the Operative Documents), at any time thereafter while such Event of Default is continuing:

(i) accept such repudiation and by notice to Lessee and with immediate effect terminate the leasing of the Aircraft (but without prejudice to the continuing obligations of Lessee under this Agreement), whereupon all rights of Lessee under this Agreement shall cease; and/or

(ii) proceed by appropriate court action or actions to enforce performance of this Agreement or to recover damages for the breach of this Agreement; and/or

(iii) either:

(A) take possession of the Aircraft, for which purpose Lessor may enter any premises belonging to or in the occupation of or under the control of Lessee where the Aircraft may be located, or cause the Aircraft to be redelivered to Lessor at the Redelivery Location (or such other location as Lessor may require), and Lessor is hereby irrevocably by way of security for Lessee's obligations under this Agreement appointed attorney for Lessee in causing the redelivery or in directing the pilots of Lessee or other pilots to fly the Aircraft to that airport and will have all the powers and authorizations necessary for taking that action; or

(B) by serving notice require Lessee to redeliver the Aircraft to Lessor at the Redelivery Location (or such other location as Lessor may require).

(iv) at its option, upon written extra judicial notice to Lessee, declare this Agreement to be in default, provided that this Agreement shall automatically be deemed to have been declared in default without any action on the part of Lessor upon the occurrence of any Event of Default; and/or

(v) upon written extra-judicial notice to Lessee and with immediate effect, unilaterally cancel the leasing of the Aircraft de pleno jure (but without prejudice to the continuing obligations of Lessee under this Agreement)

35

 without requirement of any previous request for, or obtaining, judicial decision declaration of termination, whereupon all rights of Lessee under this Agreement shall cease (the intent of the parties is that this clause is and shall be interpreted as an express determinative clause not subject to dispute or cláusula resolutória expressa as that term is known in Brazil).

(b) If an Event of Default occurs, Lessor may sell or re-lease or otherwise deal with the Aircraft at such time and in such manner as Lessor considers appropriate in its absolute discretion, free and clear of any interest of Lessee, as if this Agreement had never been entered into.

(c) If an Event of Default occurs, Lessee shall at the request of Lessor promptly take all steps necessary to effect (if applicable) deregistration of the Aircraft and its export from the country where the Aircraft is for the time being situated and any other steps necessary to enable the Aircraft to be redelivered to Lessor in accordance with this Agreement; Lessee hereby irrevocably and by way of security for its obligations under this Agreement appoints Lessor as its attorney to execute and deliver any documentation and to do any act or thing required in connection with the foregoing.

Default Payments

203 (a) If a Default occurs, or the Aircraft is not delivered on the proposed Delivery Date by reason of failure of Lessee to satisfy any conditions to that delivery, or Lessor terminates the leasing of the Aircraft pursuant to clause 20.4 Lessee shall indemnify Lessor on demand against any Loss which Lessor may sustain or incur directly or indirectly as a result, including but not limited to:

(i) any loss of profit suffered by Lessor because of Lessor's inability to place the Aircraft on lease with another lessee on terms as favourable to Lessor as this Agreement or because whatever use, if any, to which Lessor is able to put the Aircraft upon its return to Lessor is not as profitable to Lessor as the terms contained in this Agreement;

(ii) any amount of principal, interest, fees or other sums whatsoever paid or payable on account of funds borrowed in order to carry any unpaid amount;

(iii) any Loss incurred in repaying funds raised to finance the Aircraft or in unwinding any swap, forward interest rate agreement or other financial instrument relating in whole or in part to Lessor's financing of the Aircraft; and

(iv) any Loss sustained or incurred by Lessor in or as a result of exercising any of its rights or remedies pursuant to clause 20.2 or as a result of Lessee's failure to redeliver the Aircraft on the date, at the place and in the condition required by this Agreement.

Illegality Affecting Lessor

20.4 If it is or becomes unlawful in any jurisdiction for Lessor to give effect to any of its obligations as contemplated by this Agreement or to continue this Agreement, Lessor may by notice in writing to Lessee terminate the leasing of the Aircraft under this Agreement, such termination to take effect on the latest date (the Effective Date) on which Lessor may continue such leasing and such obligations without being in breach of applicable laws or regulations, and Lessee will forthwith redeliver the Aircraft to Lessor in accordance with

36

clause 19. Without prejudice to the foregoing, Lessor will consult in good faith with Lessee up to the Effective Date as to any steps which may be taken (at no cost to Lessor) to restructure the transaction to avoid such unlawfulness, but will be under no obligation to take any such steps.

21. TAXATION

Gross-up

21.1(a) All payments by Lessee under or in connection with this Agreement or any other Operative Document shall be made without set-off or counterclaim, free and clear of and without deduction for or on account of all Taxes unless Lessee is required by law to make any such deduction or withholding;

(b) All Taxes (other than Lessor Taxes) in respect of payments under this Agreement shall be for the account of Lessee and shall be paid by Lessee within the period for payment permitted by law; and

(c) If any Taxes are required to be deducted or withheld from any amount payable hereunder, Lessee shall:

(i) pay to Lessor by way of supplemental rent such additional amounts, in the same currency as such payment as may be necessary in order that the amount of such payment received by Lessor on the date of such payment, after deduction or withholding for all such Taxes, will be equal to the amount that Lessor would have received if such Taxes had not been deducted or withheld;

(ii) pay to the relevant authority within the period for payment permitted by applicable law the full amount of the deduction or withholding; and

(iii) furnish to Lessor evidence of payment to the relevant authority of all amounts deducted or withheld as aforesaid.

(d) If any payment is made by Lessee under clause 21.1(c) and Lessor in good faith determines that it has actually received a credit against, or relief or remission for, or repayment of, any Tax paid or payable by Lessor in respect of or calculated with reference to the deduction or withholding giving rise to such payment, Lessor shall, to the extent that it can do so without prejudice to the retention of the amount of such credit, relief, remission or repayment and without leaving Lessor in any worse position than that in which it would have been had such deduction or withholding not been required to be made, pay to Lessee such amount as Lessor shall in good (i) faith have determined to be attributable to the relevant deduction or withholding.

Nothing in this clause 21.1(d) shall:

(i) interfere with the right of Lessor to arrange its tax affairs in whatever manner it thinks fit and, in particular, but without limitation, Lessor shall not be under any obligation to claim credit, relief, remission or repayment from or against its corporate profits or similar Tax liability in respect of the amount of any such deduction or withholding in priority to any other claims, reliefs, credits or deductions available to Lessor, or

37

RAB means Registro Aeronáutico Brasileiro;

Redelivery Date means the date on which the Aircraft is redelivered by Lessee to Lessor in accordance with the terms of this Agreement;

Redelivery Location means Sao Paulo, Brazil or such other location as may be agreed by Lessor and Lessee;

Redelivery Supplemental Rent Adjustments means all adjustments to be made pursuant to Schedule 6;

Reference Banks means The Royal Bank of Scotland PLC, Barclays Bank and Citibank N.A.;

Related Lease Agreements means this Agreement and the other aircraft operating lease agreements entered into or to be entered into on the date hereof between Lessor as lessor and Lessee as lessee;

Related Relevant Period has the meaning given to it in clause 5.3;

Relevant Period has the meaning given to it in clause 5.3;

Rent means all amounts payable pursuant to clause 5;

Rent Date means the first day of each Rent Period;

Rent Period means each period ascertained in accordance with clause 5.1;

Replacement Engine means an engine complying with clause 13.1;

Required LC Expiry Date means the date falling 45 days after the Expiry Date;

Return Conditions means the conditions specified in Schedule 12;

Scheduled Delivery Date means 2 May 2005;

(*)

Security Interest means any mortgage, charge, pledge, lien, encumbrance, assignment, hypothecation, right of set-off or any other agreement or arrangement having the effect of conferring security;

State of Incorporation means Brazil;

State of Registration means Brazil or any other country in which the Aircraft is from time to time registered in accordance with clause 10.8;

Subsidiary means:

(a) in relation to any reference to accounts, any company whose accounts are consolidated with the accounts of Lessee in accordance with accounting principles generally accepted under accounting standards of the State of Incorporation;

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

57

SCHEDULE 6

REDELIVERY SUPPLEMENTAL RENT ADJUSTMENTS

1. Engine Life Limited Parts: Lessee shall compensate Lessor for each Engine Life Limited Part in respect of the Cycles of Manufacturer's total approved life used. Compensation for each Life Limited Part shall be calculated as follows: (*) The compensation for each Engine shall be the aggregate of the compensations for each Engine Life Limited Part Installed in such Engine.

(*)

2. APU Life Limited Parts: Lessee shall compensate for each APU Life Limited Part in respect of the Cycles of Manufacturer's total approved life used. Compensation for each Life Limited Part shall be calculated as follows: (*) The compensation for the APU shall be the aggregate of the compensation for each APU Life Limited Part installed in such APU.

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

71

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

99

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

EXHIBIT 9

AIRCRAFT LEASE AGREEMENT

Dated February ____, 2006

between

(*)

as Lessor

and

GOL TRANSPORTES AÉREOS S.A.

as Lessee

Lease of one Boeing 737-700

Manufacturer's Serial No: 28012

Make and Model of Engines: CFM56-7B22

Serial Numbers of Engines: 888865 and 888866

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

(i)

Page

CLAUSE 7.	FEES AND EXPENSES	24

CLAUSE 8. GENERAL UNDERTAKINGS		25
8.1.	Duration	25
8.2.	Notice of Default; Certificate	25
8.3.	Financial and Other Information	26
8.4.	Existence	26
8.5.	Post-Delivery Authorizations	26

CLAUSE 9. OPERATIONAL UNDERTAKINGS		27
9.1.	Registration, Title and Nameplates.	27
9.2.	Liens	28
9.3.	Possession and Subleases	29
9.4.	Information and Records	30
9.5.	Lawful and Safe Operation	31
9.6.	Right of Inspection	32
9.7.	Cape Town Convention	32

CLAUSE 10. MAINTENANCE AND REPAIR		32
10.1.	General	32
10.2.	Specific Requirements	33
10.3.	Substitution of Parts; Ownership	34
10.4.	Pooling of Parts	35
10.5.	Permitted Modifications	35

CLAUSE 11. ENGINES		36
11.1.	General Principles	36
11.2.	Removal of Engines	37

CLAUSE 12. TITLE		38

CLAUSE 13. MANUFACTURER'S WARRANTIES		38

CLAUSE 14. INSURANCES		38
14.1.	Obligation to Insure	38
14.2.	Insurance with Respect to the Aircraft	38
14.3,	Terms Specific to Hull Insurance	39
14.4.	Liability Insurance with Respect to the Aircraft	39
14.5.	Provisions Relating to all Insurance	40
14.6.	Information	41
14.7.	Additional Insurance; No Lien	41
14.8.	Failure to Insure	42
14.9.	Settlement of Claims	42
14.10.	Assignment	43
14.11.	Post Termination	43

		Page

20.8.	Notices	62
20.9.	Invalidity of any Provision	63
20.10.	Lessor's Right to Remedy	63
20.11.	Entire Agreement	63
20.12.	Governing Law	63
20.13.	Submission to Jurisdiction	63
20.14.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999	64

SCHEDULE 1	AIRCRAFT DESCRIPTION

SCHEDULE 2	ACCEPTANCE CERTIFICATE

SCHEDULE 3	CERTIFICATE

SCHEDULE 4	REDELIVERY CONDITION

SCHEDULE 5	MAINTENANCE STATUS REPORT

SCHEDULE 6	FORM OF DEREGISTRATION POWER OF ATTORNEY

SCHEDULE 7	DELIVERY CONDITIONS

SCHEDULE 8	FORM OF IRREVOCABLE LETTER OF CREDIT

SCHEDULE 9	PAYMENTS

(iv)

     (d) LESSEE UNCONDITIONALLY AGREES TO WAIVE ANY RIGHTS (WHETHER BY WAY OF DAMAGES, SPECIFIC PERFORMANCE OR OTHER AVAILABLE REMEDIES) THAT IT MAY HAVE UNDER ANY APPLICABLE LAW AGAINST ANY INDEMNITEE FOR ANY LOSS LESSEE MAY SUFFER DUE TO ANY DEFECTS IN THE AIRCRAFT OR ANY PART THEREOF WHETHER LATENT, INHERENT OR OTHERWISE AND WHETHER OR NOT DISCOVERABLE AT DELIVERY.

     (e) LESSEE UNCONDITIONALLY AGREES TO WAIVE ANY RIGHTS (WHETHER BY WAY OF DAMAGES, SPECIFIC PERFORMANCE OR OTHER AVAILABLE REMEDIES) THAT IT MAY HAVE UNDER ANY APPLICABLE LAW AGAINST ANY INDEMNITEE FOR MAINTENANCE CONTRIBUTIONS OTHER THAN AS SET FORTH IN CLAUSES 4.5(C) AND (D) TOWARDS ANY REPAIR WHETHER MAJOR OR MINOR IN KIND WITH THE RESPONSIBILITY FOR CARRYING OUT SUCH REPAIRS FALLING SOLELY ON LESSEE.

      5.2. Deficiencies and Delays. Lessee agrees that, from and after the Delivery Date, Lessor shall not be liable for any liability, claim, proceeding, loss, damage, fee, cost or expense of any kind caused directly or indirectly by, or associated with, the Aircraft or any part thereof, any inadequacy of the Aircraft for any purpose or any deficiency or defect therein, the use or performance of the Aircraft, any maintenance, repairs, replacement or modification to the Aircraft or for any interruption or loss of service or use of the Aircraft or any loss of business or other consequential damage or any damage whatsoever relating to such matters.

      5.3. Repairs and Replacement. If the Aircraft or any part thereof is lost, confiscated, damaged, destroyed or otherwise rendered unfit or unavailable for use after Delivery, Lessor shall not be liable to repair the same or to supply any equipment in substitution therefor.

CLAUSE 6. RENT AND OTHER PAYMENTS.

6.1. Rent.

     (a) Basic Rent. On each Basic Rent Payment Date, Lessee will pay to Lessor as Basic Rent an amount equal to (*); provided, however, that if the five year, US Semi 30/360 "Mid" swap rate as set forth on the Bloomberg Government IRSB page (the "Swap Rate") at 11:00 a.m., New York time on the second Business Day before the Delivery Date is greater than (*), Basic Rent shall be the sum of (1) (*) and (2) the product of (x) the number of basis points by which the Swap Rate exceeds (*) and (y) (*).

     (b) Supplemental Rent. Lessee also agrees to pay to Lessor or to whomsoever shall be entitled thereto in accordance with the terms hereof, any and all Supplemental Rent promptly as the same shall become due and owing, and in the event of any failure on the part of Lessee to pay any Supplemental Rent, Lessor shall have all rights, powers and remedies provided for herein or by law or equity as in the case of non-payment of Basic Rent. Lessee will also pay to Lessor, as Supplemental Rent, interest at the Default Rate (all computations of interest under this Agreement to be made on the basis of a 360-day year and the actual number of days elapsed)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

on any part of any installment of Basic Rent not paid on the due date thereof for any period for which the same shall be overdue and on any payment of Supplemental Rent not paid when due hereunder for the period for which the same shall be overdue.

6.2. Security.

     (a) Initial Payment. On or before the date of this Agreement, Lessee shall have paid to Lessor (*), it being agreed that on the Delivery Date, Lessor shall apply such amount of Supplemental Rent towards the first month's payment of Basic Rent. On or before the Delivery Date, Lessee shall pay as Supplemental Rent to Lessor the amount of (*) (the foregoing amounts of Supplemental Rent together with all other and further payments made to Lessor under this Clause and any letter of credit delivered under this Clause, the "Security"). The cash Security shall be the absolute property of Lessor and may at Lessor's discretion be commingled with Lessor's other funds. Accordingly, no interest will accrue or be paid to Lessee in respect of the Security.

     (b) Application. If Lessee fails to comply with any of its obligations under any of Lessee's Documents or is otherwise in default thereunder and, in either case, any applicable grace periods referred to in Clause 16.1 have expired, Lessor may apply all or any portion of the Security in or towards satisfaction of any sums due to Lessor by Lessee or to compensate Lessor for any sums that it may in its discretion expend as a result of any such failure or default by Lessee. If Lessor so applies all or any portion of the Security, such application shall not be deemed a cure or waiver of any such failure or default, and Lessee shall immediately, upon written demand therefor, (i) pay to Lessor as Supplemental Rent an amount equal to the amount so applied or (ii) cause the amount available for drawing under the letter of credit to be increased to (*).

     (c) Letter of Credit. At any time on or after the earlier of (i) the third Basic Rent Payment Date following the Delivery Date and (ii) the date on which a transfer of the type contemplated in Clause 20.2 has been completed, Lessee may deliver to Lessor a letter of credit complying with the requirements of this Clause. Upon receipt of such letter of credit, Lessor shall apply an amount equal to the lesser of (x) the stated amount of such letter of credit and (y) amounts paid to Lessor under this Clause less amounts applied or paid to Lessee under this Clause towards the payment of Basic Rent as such payments of Basic Rent become due and owing. Any letter of credit so provided shall permit multiple drawings thereunder in an aggregate amount not to exceed the stated amount for application as provided in this Clause 6.2, have a term of not less than twelve months and otherwise be substantially in the form of Schedule 8. Any such letter of credit shall be issued by, or if confirmed, confirmed by, a financial institution acceptable to Lessor and must be presentable for drawing in London or New York. Not later than five Business Days before the expiration date of any letter of credit held as Security, Lessee shall either (i) pay to Lessor Supplemental Rent equal to the stated amount of such letter of credit or (ii) provide to Lessor a replacement letter of credit satisfying the requirements of this clause (c) or an amendment to such letter of credit in form and substance acceptable to Lessor extending the term thereof for not less than the earlier of twelve months and 30 days after the Expiry Date, as the case may be. The letter of credit may only be transferred or assigned if this Agreement is transferred or assigned pursuant to Clause 20.2 hereof.

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

     6.3. Lessee Payments. On the Redelivery Date, Lessee shall pay to Lessor as Supplemental Rent the amounts payable by Lessee under Clauses 1(b), 2(b), 3(b), 4(b) and 5(b) of Schedule 9.

     6.4. Payment Obligations Unconditional. Lessee's obligation to pay Rent shall be absolute and unconditional irrespective of any contingency whatsoever including, without limitation, (i) any right of set-off, counterclaim, recoupment, defense, withholding or other right Lessee may have against Lessor or any other person, (ii) any unavailability of the Aircraft for any reason, (including, without limitation, a requisition thereof not constituting a Total Loss) or any prohibition or interruption of or other restriction against Lessee's use, operation or possession of the Aircraft, any interference with such use, operation or possession or any lack or invalidity of title or any other defect in the title, airworthiness, merchantability, fitness for any purpose, condition, design or operation of any kind or nature of the Aircraft, or the ineligibility of the Aircraft for any particular use or trade, or for registration or documentation under the laws of any relevant jurisdiction, or the Total Loss of, or any damage (not constituting a Total Loss) to, the Aircraft, (iii) any insolvency, bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceedings by or against Lessor or Lessee, (iv) any invalidity or unenforceability or lack of due authorization of, or other defect in, this Agreement or any of the other Operative Documents, (v) any failure or delay on the part of any party hereto or of Lessor or any Lender duly to perform or comply with its obligations under this Agreement or any Operative Document, and (vi) any other cause that, but for this provision, would or might have the effect of terminating, discharging or in any way affecting any obligation of Lessee hereunder. Nothing in this Clause 6.4 will be construed to extinguish or otherwise limit Lessee's right to institute legal proceedings against Lessor in the event of Lessor's breach of this Agreement.

     6.5. Currency of Payments. All payments hereunder shall (except in any case where Lessee is obliged to pay any amount to Lessor or indemnify or reimburse an Indemnitee in respect of any amount, and such amount is denominated in another currency, in which case Lessee shall pay such amount in such other currency) be made in US Dollars in immediately available funds on the due date for payment settled through the New York Clearing House System (or such other funds as may for the time being be customary for the settlement in New York City of international payment in dollars).

     6.6. Currency Indemnity. If, under any applicable law, whether as a result of judgment against Lessee or the liquidation of Lessee or for any other reason, any payment under or in connection with this Agreement is made or is recovered in a currency (the "other currency") other than the currency (the "currency of obligation") in which it is payable pursuant to this Agreement then:

     (i) to the extent that the payment (when converted into the currency of obligation at the rate of exchange on the date of payment or, in the case of a liquidation, the latest date for the determination of liabilities permitted by the applicable law) falls short of the amount unpaid under this Agreement, Lessee shall, as a separate and independent obligation, fully indemnify Lessor and any other person entitled to such payment against the amount of the shortfall;

     (ii) Lessee shall indemnify Lessor and any other person entitled to such payment as an independent obligation against any loss or liability arising out of or as a result of the conversion; and

     (iii) Lessee shall pay on an After-Tax Basis to Lessor and any other person entitled to such payment, any exchange costs and Taxes payable in connection with such conversion.

     For the purposes of this clause "rate of exchange" means the rate at which Lessor is able on the relevant date to purchase the currency of obligation in New York (or at its option, London), with the other currency.

      6.7. Authorizations for Payments. Lessee shall obtain or procure that there are obtained all certificates, licenses, permits and other authorizations that are from time to time required for the making of the payments required by this Agreement on the date and in the amounts and currency that are stipulated herein and therein, and shall maintain the same or procure that the same are maintained in full force and effect for so long as the same shall be required.

      6.8. Set-off. At any time after the occurrence of an Event of Default and as long as the same is continuing, Lessor may set off any matured obligation owed by Lessee under this Agreement or the other Lessee's Documents against any obligation (whether or not matured) owed by Lessor to Lessee, regardless of the place of payment or currency. If the obligations are in different currencies, Lessor may convert either obligation at the market rate of exchange available in New York or at its option London for the purpose of the set-off. If an obligation is unascertained or unliquidated, Lessor may in good faith estimate that obligation and set off in respect of the estimated amount, in which case when the obligation is ascertained or liquidated Lessor or Lessee may make a payment to the other (as appropriate) in respect of any amount by which the ascertained or liquidated amount differs from the estimated amount. Lessor will not be obliged to pay any amounts to Lessee under this Agreement so long as any sums which are then due from Lessee to Lessor under this Agreement or other Lessee's Documents remain unpaid or any Event of Default is continuing, and any such amounts which would otherwise be due will fall due only if and when Lessee has paid all such sums and cured to Lessor's satisfaction all such Events of Default, except to the extent that Lessor otherwise agrees or sets off such amounts against such payment pursuant to the foregoing provisions.

     6.9. Lessor's Account; Receipt of Payment. All payments by Lessee under this Agreement shall be made to such bank and/or account as Lessor may from time to time notify to Lessee no less than seven Business Days prior to the due date of any such payment. All payments must be received at such account no later than the close of business in New York on the last Business Day preceding the due date therefor. Any payment received after the close of business on any date shall be deemed to have been received on the next Business Day.

     CLAUSE 7. FEES AND EXPENSES.

     Each party to this Agreement shall pay its own expenses (including, without limitation, legal and other out-of-pocket expenses) incurred in connection with the negotiation,

     (g) obtain and maintain in full force all certificates, licenses, permits and authorizations from time to time required for the use and operation of the Aircraft, and for the making of payments required by, and the compliance by Lessee with its other obligations under, the Lessee's Documents and will ensure that the Habitual Base remains the habitual base of the Aircraft, except with the prior written consent of Lessor; and

     (h) not use, operate, or locate the Aircraft or suffer or permit the Aircraft to be used, operated or located during the Term in any manner not covered by the insurances required hereby or in any area excluded from coverage by such insurances or in any manner which would prejudice the interests of the Indemnitees in such insurances, the Aircraft, any Engine or any Part.

     9.6. Right of Inspection. Lessee shall procure that Lessor and each Lender (or the authorized representative of any of the foregoing) at any time during normal business hours (or at any other time mutually agreed to by Lessor and Lessee) may on reasonable notice inspect the Aircraft and the Aircraft Documents or any part thereof to ascertain the condition of the Aircraft or any part thereof and satisfy itself that the Aircraft is being properly repaired and maintained in accordance with the terms of this Agreement; provided, however, that, so long as no Event of Default shall have occurred and be continuing, any such inspection shall not interfere with the normal commercial operations of the Aircraft. The cost and expenses of any such inspection shall be borne by (i) Lessee if an Event of Default has occurred and is continuing if Lessee is thereby shown to be in breach of its obligations under this Agreement, (ii) Lessee if such inspection is canceled by Lessee for any reason under its control and (iii) otherwise by the party making the inspection. All time taken in respect of inspection or repairs shall form part of the Term. Neither Lessor nor any Lender shall have any obligation to make any inspection.

     9.7. Cape Town Convention. At the request of Lessor or Lender, Lessee, at its own cost, shall, in the event the Cape Town Convention is ratified by the State of Registration, comply with the Cape Town Convention and shall make such filings as may be required to protect and perfect the interests of Lessor and Lender in respect of the Aircraft.

     CLAUSE 10. MAINTENANCE AND REPAIR.

     10.1. General. Lessee shall at all times during the Term:

     (a) keep the Aircraft or procure that the Aircraft is kept airworthy in all respects and in good repair and condition (fair wear and tear excepted);

     (b) maintain the Aircraft or procure that the Aircraft is maintained, repaired and overhauled in accordance with the Maintenance Program through the Approved Maintenance Performer and perform or procure performance of (at the respective intervals provided in the Maintenance Program) all C-Checks, D-Checks, Engine Shop Visits, APU Shop Visits and Landing Gear Overhauls and the workscope and life-limited Parts to be used in connection with any maintenance event shall be subject to review of, and revision by, Lessor, and Lessor shall provide any such revisions within ten Business Days of receipt of notice of such maintenance event pursuant to Clause 9.4(d);

     (c) comply or procure compliance with all Aviation Authority and FAA mandatory inspection and modification requirements and all service bulletins issued by the Manufacturer or Engine manufacturer applicable to the Aircraft, the Engines or any Part , including, without limitation, Airworthiness Directives having a compliance date during the Term and the period from the end of the Term until the date falling 90 days after redelivery of the Aircraft pursuant to Clause 18 and Schedule 4 (without regard to any exemption waiving or delaying compliance thereof);

     (d) comply or procure compliance with all applicable laws and the regulations of the Aviation Authority and other aviation authorities with jurisdiction over Lessee (and, during the term of any sublease permitted by the terms of this Agreement, the Permitted Sublessee) or the Aircraft, any Engine or any Part, regardless of upon whom such requirements are imposed, and which relate to the maintenance, inspection, service, repair condition, use or operation of the Aircraft or require any modification or alteration to the Aircraft, any Engine or Part;

     (e) maintain or procure maintenance of a current certificate of airworthiness (in the appropriate category for the nature of the operations of the Aircraft) for the Aircraft issued by the Aviation Authority except where the Aircraft is undergoing maintenance, modification or repair required or permitted by this Agreement, and will from time to time provide to Lessor a copy on request;

     (f)  if required by the Aviation Authority, maintain or procure maintenance of a current certification as to maintenance issued by or on behalf of the Aviation Authority in respect of the Aircraft and will from time to time provide to Lessor a copy on request;

     (g) keep the Aircraft equipped with the Engines and Parts installed at the Delivery Date or with substitutes or replacements made in accordance with this Agreement.

     10.2. Specific Requirements. Without limiting the maintenance and repair obligations specified in Clause 10.1, Lessee:

     (a) without the prior written consent of Lessor, shall not amend or modify, or permit to be amended or modified, the scheduled inspection program or the corrosion prevention and control program set forth in the Maintenance Program (except that Lessee may make any such amendment or modification if mandated by the Aviation Authority, in which case Lessee shall promptly notify Lessor thereof) and shall furnish to Lessor a copy of any amendments or additions made to the Maintenance Program; and

     (b) shall not replace any Engine life-limited Part with a Part which has accumulated more Cycles than the aggregate Cycles since new on the Engine in which such replacement Part is to be installed.

     (c) shall not discriminate against the Aircraft in the use, maintenance or operation of the Aircraft compared to similar aircraft owned or operated by Lessee, and Lessee shall service, repair, maintenance and overhaul the Aircraft so as to keep the Aircraft maintained in the same manner and with the same care as used by Lessee with similar aircraft owned or operated by Lessee;

     (d) shall continue to use the Aircraft in its regular commercial passenger operations until delivery to the Return Location immediately prior to the Final Inspection; and

     (e) further agrees that normal progressive maintenance will continue to be performed on the Aircraft throughout the Term, and no unusual maintenance procedures or cessation of maintenance shall occur during the one year period prior to the Expiry Date.

  10.3. Substitution of Parts; Ownership.

     (a) Lessee, at its own cost and expense, will promptly replace all Parts that may from time to time be incorporated or installed in or attached to the Airframe or any Engine and that may from time to time become worn out, lost, stolen, destroyed, seized, confiscated, damaged beyond repair or permanently rendered unfit for use for any reason whatsoever, except as otherwise provided in Clause 10.5. In addition, Lessee may, at its own cost and expense, remove or permit the removal in the ordinary course of maintenance, service, repair, overhaul or testing, any Parts, whether or not worn out, lost, stolen, destroyed, seized, confiscated, damaged beyond repair or permanently rendered unfit for use; provided that, except as otherwise provided in Clause 10.5, at no cost or expense to Lessor, all such Parts are replaced as promptly as possible. All replacement Parts shall be in as good operating condition as the Parts replaced assuming such replaced Parts were in the condition and repair required to be maintained by the terms hereof, shall be of the same make and model or an improved or advanced version thereof approved for installation on the Aircraft, shall have valid FAA certification (with 8130 tag) or JAA/EASA certification (JAA/EASA Form One) and origin traceability, and shall not impair the airworthiness or diminish the overall value of the Aircraft.

     (b) Lessee shall procure that any substituted or replacement Part shall be, or upon installation become, the property of Lessor subject to this Agreement and the Security Documents and be free and clear of any Lien other than Permitted Liens.

     (c) Any Part at any time removed from the Airframe or any Engine shall remain the property of Lessor, no matter where located, until such time as such Part shall be replaced by a Part that has been incorporated or installed in or attached to such Airframe or Engine and that meets the requirements for replacement Parts specified above and until title to such replacement Part shall have passed to the Lessor, according to applicable law, or until the replacement Part is itself replaced by a replacement Part which thereupon becomes the property of Lessor (whereupon title to the replaced Part shall vest in Lessee free and clear of all Lessor's Liens).

     (d) Lessee shall be entitled, so long as no Event of Default shall have occurred and be continuing, to replace or permit the replacement of any Part with a Part which does not satisfy the requirements of Clause 10.3(a) and (b) provided that:

     (i) there shall not have been available to Lessee, at the time and in the place that such Part was required to be installed on the Aircraft or Engines, a Part complying with the requirements of Clause 10.3(a) and (b) (a "Qualifying Part");

     (ii) it would have resulted in an unreasonable disruption of the operation of the Aircraft to have grounded the Aircraft until such time as a Qualifying Part became available for installation on the Aircraft;

     (iii) as soon as reasonably practicable after installation of such Part on the Aircraft (and in any event no later than the next occasion on which the Aircraft is scheduled for a C-Check or higher check pursuant to the Maintenance Program) Lessee shall remove or procure the removal of such Part and replace or procure the replacement of it with a Qualifying Part; and

     (iv) title to the Part which has been replaced, substituted or renewed shall (if previously vested in Lessor) remain with Lessor free from all Liens (other than Permitted Liens) until the Part which replaced it becomes the property of Lessor.

     10.4. Pooling of Parts. Lessee shall not permit any Part to become subject to pooling or interchange arrangements, or allow any Part to go out of its possession pursuant to any such arrangement, except pursuant to an arrangement whereby:

     (a) a record of the location of any Part will be kept and made available to Lessor at any time on request; and

     (b) title to the Part which has been replaced shall (if previously vested in Lessor) remain with Lessor until the Part which replaced it becomes the property of Lessor or is replaced by a Part which thereupon becomes the property of Lessor.

     Lessee agrees that, unless otherwise agreed to in writing by Lessor, Lessee shall limit the time during which any Part which is not the property of Lessor remains on the Aircraft and will as soon as practicable replace the same with a Part which either is the property of Lessor, or will, upon fitting, become the property of Lessor.

10.5. Permitted Modifications.

     (a) Notwithstanding the foregoing provisions of this Clause 10 and provided that no Event of Default has occurred and is continuing, Lessee may from time to time at no expense to Lessor but with the prior written consent of Lessor make or permit such modifications in and alterations and additions to the Aircraft as it may consider desirable in the proper conduct of its business; provided that no such modification, alteration or addition diminishes or impairs the marketability, value, utility or airworthiness of the Aircraft or results in any change in the category or status of the Aircraft for purposes of any rules or regulations of the State of Registration, or of the Aviation Authority.

     (b) Title to all Parts incorporated or installed in or attached or added to the Aircraft as a result of any such modification, alteration or addition shall, without further act, vest in Lessor free of all Liens (other than Permitted Liens); provided that where as a result of any such modification, alteration or addition (other than a modification, alteration or addition required by any other provision of this Clause 10) Lessee has installed or permitted the installation of a Part on the Aircraft, then Lessee shall be entitled to remove or permit the removal of such Part from the Aircraft, free from any claim to title on the part of Lessor, if at the time of such removal each of the following conditions is fulfilled:

(i) either:

     (aa) such Part when so removed is replaced by the original Part or a replacement therefore, which complies with the terms of Clause 10.3(a) of this Agreement and title to which is vested in Lessor; or

     (bb) such Part is in addition to and not in replacement of or substitution for any Part previously installed on or attached to the Aircraft;

 (ii) such Part is not required to be installed on or attached or added to the Aircraft to comply with any other provision of this Agreement;

(iii) such Part can be removed from the Aircraft without diminishing or impairing the marketability, overall value, utility or airworthiness of the Aircraft and the Aircraft is restored to the condition it was in immediately prior to the installation of such Part; and

(iv) no Event of Default shall have occurred and be continuing.

CLAUSE 11. ENGINES.

11.1. General Principles.

     (a) In this Clause 11, "Removed Engine" means an Engine that is for the time being detached from the Airframe.

     (b) Lessee shall not at any time during the Term remove or permit the removal of an Engine from the Airframe or install or permit to be installed an engine on the Airframe except (i) for the purpose of testing, service, overhaul work, maintenance or repair or alterations, modifications or additions permitted or required by this Agreement, or (ii) as expressly permitted by this Clause 11.

     (c) If an Engine is at any time removed from the Airframe for the purpose of maintenance or repairs, Lessee shall procure that the same are completed promptly, and that, subject to the provisions of Clause 11.2, the Removed Engine is re-installed on the Airframe, as soon as reasonably practicable after removal and in no event more than 120 days after removal.

     (d) If an Engine is at any time removed from the Airframe for any reason whatsoever, title to the Removed Engine shall remain vested in Lessor at all times and the Removed Engine shall remain subject to this Agreement and the Security Documents, and Lessee shall not take any steps that could be expected to jeopardize the interests of Lessor and any Lender therein or that could be expected to lead any third party to believe that the Removed Engine is the property of any person other than Lessor.

return or statement to the relevant Tax Indemnitee, or, where Lessee is not so permitted to file such report, return or statement, it shall notify the relevant Tax Indemnitee of such requirement and prepare and deliver, such report, return or statement to such Tax Indemnitee in a manner satisfactory to it within a reasonable time prior to the time such report, return or statement is to be filed and such Tax Indemnitee shall file such report, return or statement; provided that the only consequence hereunder for failure to file shall be a loss of indemnification from Lessee in respect of Taxes resulting from such failure.

     19.9. Continuation of Indemnities. The rights of each Indemnitee and Tax Indemnitee in respect of the indemnities contained in this Agreement, including, without limitation, in this Clause 19, shall continue in full force and effect in favor of each such Indemnitee and Tax Indemnitee (but always in accordance with the provisions of and subject to the limitations provided herein) notwithstanding the termination of this Agreement, the other Lessee's Documents and/or the leasing of the Aircraft hereunder for any reason whatsoever, and notwithstanding cessation of business of such Indemnitee or Tax Indemnitee, dissolution of such Indemnitee, Tax Indemnitee or Lessee, any change in the constitution of such Indemnitee, Tax Indemnitee or Lessee, any transfer or assignment by an Indemnitee or Tax Indemnitee of its rights in the Aircraft or its interest hereunder subject to the terms of Clause 20.2, or any other fact, event or circumstance of any kind whatsoever, whether similar to any of the foregoing or not.

     19.10. Computations. The results of all computations required pursuant to Clauses 19,2, 19.3, 19.4, 19.5 and 19.6 together with a statement describing in reasonable detail the manner in which such computations were made shall be delivered to Lessee in writing which statement shall be conclusive and binding absent error manifest in such certificate.

     19.11. Forms. Each Tax Indemnitee agrees to furnish from time to time to Lessee or to such other person as Lessee may designate, at Lessee's request and expense, such duly executed and properly completed forms as such Tax Indemnitee may be permitted and legally able to deliver and as may be necessary or appropriate in order to claim any reduction of, or exemption from any Tax which Lessee may be required to indemnify against hereunder, unless such Tax Indemnitee determines that furnishing such forms may have an adverse effect on the business or operations of such Tax Indemnitee.

     CLAUSE 20. FURTHER PROVISIONS.

     20.1. Nature of Lessee's Obligations.  All obligations of Lessee under this Agreement shall constitute conditions, and the time for the performance of such conditions shall be of the essence (without prejudice to the grace periods granted hereunder).

     20.2. Benefit of Agreement.

     (a) Lessor may at its own expense transfer the Aircraft, assign or transfer all or any part of its rights and obligations under this Agreement and any other Operative Document to any other person with prior written notice to, but without the consent of, Lessee; provided that:

     (i) prior to any such assignment or transfer becoming effective, the assignee or transferee (other than such assignee or transferee that becomes

"Lessor" hereunder or under this Agreement as novated in favor of such assignee or transferee) shall execute and deliver to Lessee a letter of quiet enjoyment to the effect that it will not disturb the quiet use, possession and enjoyment of the Aircraft by Lessee during the Term so long as no Event of Default is continuing; and

     (ii) if at time of the assignment or transfer and under laws then in effect, Lessee would be obligated to pay to such assignee or transferee (other than a Lender) under Clauses 19.2, 19.3 or 19.5 an amount that exceeds the amount which Lessee would have been obligated to pay under this Agreement to Lessor if no such assignment or transfer had taken place, Lessee shall not be obligated to pay the amount of the excess.

     (b) Lessee shall upon request from Lessor and at the expense of Lessor cooperate in effecting any assignment or transfer referred to in paragraph (a) above and will execute any agreements or other instruments (including, without limitation, any supplement or amendment to or novation of this Agreement) that may be required in order to give effect to or perfect any such assignment or transfer and if the transfer involves the assumption by the transferee of any of Lessor's obligations under Lessee's Documents, to release Lessor from the obligations so assumed and will execute such certificates and provide such legal opinions as shall be reasonably requested by Lessor in connection therewith. Without limiting the foregoing, in the event of any assignment to Lenders, Lessee undertakes to acknowledge the Security Documents by executing and delivering a consent to such documents in such form as Lessor shall reasonably require, to give the insurers notice of any assignment of insurance in such form as Lessor shall reasonably require and to procure that the insurers acknowledge the same and otherwise to provide all reasonable assistance and cooperation to Lessor, each Lender and their respective representatives and advisers in connection with the perfection and maintenance of such security interests, including, without limitation, the effecting of all necessary filings and registrations of the Security Documents in the State of Registration and Habitual Base.

     (c) No assignment, transfer or charge may be made by Lessee of all or any of its rights in respect of the Aircraft or this Agreement.

     (d) Subject to mutual agreement between the parties as to schedule, Lessee will, consistent with its operational requirements, make the Aircraft and the Aircraft Documents available for inspection by any potential transferee or assignee of Lessor; provided that arrangements for such inspection are made through Lessor and that such potential transferee or assignee shall be accompanied by Lessor during such inspection.

     20.3. Further Assurances. Lessee agrees from time to time to promptly do and perform such other and further acts and promptly execute and deliver any and all such other instruments as may be required by law or reasonably requested by Lessor to establish, maintain and protect the rights and remedies of Lessor and the Lender(s) under the Operative Documents and to carry out and effect the intent and purpose of the Operative Documents, including without limitation, if requested by Lessor and at Lessee's expense, the execution and delivery of supplements or amendments hereto subjecting to this Agreement any replacement Engine in accordance with the laws of any appropriate jurisdiction.

     20.4. Rights Cumulative; Waivers; Variation; Counterparts; Language.

     (a) The rights of both parties under this Agreement are cumulative, may be exercised as often as the relevant party considers appropriate and are in addition to its rights under the general law. The rights of both parties against the other or in relation to the Aircraft (whether arising under this Agreement or the general law) shall not be capable of being waived or varied otherwise than by an express waiver or variation in writing; and in particular any failure to exercise or any delay in exercising any such rights shall not operate as a waiver or variation of that or any other such right; any defective or partial exercise of any of such rights shall not preclude any other or further exercise of that or any other such right; and no act or course of conduct or negotiation on the part of such party or on its behalf shall in any way preclude it from exercising any such right or constitute a suspension or any variation of any such right.

     (b) The provisions of this Agreement shall not be varied otherwise than by an instrument in writing executed by or on behalf of Lessor and Lessee.

     (c) This Agreement may be executed in counterparts each of which will constitute one and the same document.

     (d) All documents delivered to Lessor or required to be delivered pursuant to this Agreement shall be in English, or if not in English, will be accompanied by a certified English translation. If there is any inconsistency between the English version of this Agreement or any document delivered hereunder and any other version in any other language, the English version will prevail.

     20.5. Delegation.  Lessor may delegate to any person or persons all or any of the rights, powers or discretions vested in it by this Agreement and any such delegation may be made upon such terms and conditions as Lessor in its absolute discretion thinks fit.

     20.6. Evidence of Indebtedness.  Save where expressly otherwise provided in this Agreement, any certificate or determination by Lessor as to any rate of interest or as to any amount payable under this Agreement shall contain reasonable details of the calculation of such rate or, as the case may be, amount and, if appropriate, the circumstances giving rise thereto and shall, in the absence of manifest error, be conclusive and binding on Lessee.

     20.7. Applications of Moneys.  If any sum paid or recovered in respect of the liabilities of Lessee under this Agreement is less than the amount then due, Lessor may apply such sum to Rent, interest, fees or any other amount due under this Agreement in such proportions and order and generally in such manner as Lessor shall determine.

     20.8. Notices.  Any notice or communication under or in connection with this Agreement shall be in English and in writing and shall be delivered personally or sent by facsimile transmission (confirmed, orally or in writing, as received by the recipient) or sent by certified, registered or express mail, postage prepaid to the respective addresses or facsimile numbers given below or such other address or facsimile number as the recipient may have notified to the sender in writing. Notices or communications shall be deemed received:

     (a) in the case of a facsimile on the Business Day immediately following the date of dispatch;

     (b) in the case of certified, registered or express mail, on the date received:

to Lessor at:

(*)

to Lessee at:

Rua Tamoios, 246
São Paulo, SP
Brazil
Facsimile:      +55.11.5033.4301
Telephone:   +55.11.5033.7026

     20.9. Invalidity of any Provision. If any of the provisions of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

     20.10. Lessor's Right to Remedy. If Lessee fails to comply with any provision of this Agreement, Lessor may, without being in any way obliged to do so or responsible for so doing and without prejudice to the ability of Lessor to treat such failure as an Event of Default, effect compliance on behalf of Lessee, whereupon Lessee shall indemnify Lessor in respect of any amount thereby expended by Lessor, together with all costs and expenses (including legal costs) in connection therewith.

     20.11. Entire Agreement. The Lessee's Documents constitute the entire agreement between the parties hereto in relation to the leasing of the Aircraft by Lessor to Lessee, and supersede all previous proposals, agreements and other written and oral communications in relation thereto.

     20.12. Governing Law. THIS AGREEMENT, REGARDLESS OF WHERE EXECUTED, SHALL BE SUBJECT TO, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF ENGLAND (WITHOUT REGARD TO THE CONFLICTS OF LAW RULES WHICH MIGHT RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION).

     20.13. Submission to Jurisdiction.

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

     (a) Both parties agree that the courts of England are to have jurisdiction to settle any disputes that may arise in connection with the legal relationships established by this Agreement (including, without limitation, claims for set-off or counterclaim) and any other Lessee's Document or otherwise arising in connection with this Agreement and any other Lessee's Document. Both parties hereby irrevocably and unconditionally submit to the jurisdiction of the courts of England in respect of such disputes. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the rights of any party to take proceedings against any other party in any other court of competent jurisdiction, nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

     (b) Lessee hereby irrevocably designates, appoints and empowers Law Debenture of Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom to receive and acknowledge for it and on its behalf any claim form, application notice, order, judgment or other notice of legal process issued out of the courts of England in any legal action or proceeding arising out of or in connection with this Agreement and any other Operative Document to which it is a party and in the event of the termination of such appointment it undertakes to appoint another agent for service of process satisfactory to Lessee as aforesaid.

     (c) Lessor hereby irrevocably designates, appoints and empowers (*) to receive and acknowledge for it and on its behalf any claim form, application notice, order, judgment or other notice of legal process issued out of the courts of England in any legal action or proceeding arising out of or in connection with this Agreement and any other Operative Document to which it is a party and in the event of the termination of such appointment it undertakes to appoint another agent for service of process satisfactory to Lessee as aforesaid.

     (d) Lessor and Lessee irrevocably waive any objections to the courts of England on the ground of venue or forum non conveniens or any similar grounds.

     (e) Lessor and Lessee irrevocably consent to service of process by mail or in any other manner permitted by the relevant law.

     (f) Lessee hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, the defense of sovereign immunity, any claim that it is not personally subject to the jurisdiction of the above-named courts by reason of sovereign immunity or otherwise or that it is immune from any legal process (whether thorough service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself of its property, or any objection on the grounds of venue or forum non conveniens or any similar grounds.

     20.14. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999.

     (a) Each Indemnitee, each Tax Indemnitee and each person referred to in the final paragraph of Clause 11.2 may enforce the rights expressed to be conferred on it under this Agreement as the case may be, together with any ancillary rights against the Lessor or, as the case may be, Lessee.

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

     (b) The consent of the Indemnitees, each Tax Indemnitee or persons referred to in the final paragraph of Clause 11.2 as the case may be, (in each case other than the Lessor or Lessee) is not necessary for any variation (including any release or compromise in whole or in part of any liability ) or termination of any provision under this Agreement.

     (c) Except as expressly stated in Clause 20.14 of this Agreement the terms of this Agreement may be enforced only by the party's hereto and their successors and permitted transferees and assigns.

SCHEDULE 9

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Schedule 9-1

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

(*)

Schedule 9-2

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

(*)

Schedule 9-3

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

(*)

Schedule 9-4

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES